    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 18, 1996

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         STREICHER MOBILE FUELING, INC.
                 (Name of Small Business Issuer in its Charter)
                            ------------------------

           FLORIDA                             5172                          APPLIED FOR
 (State or other jurisdiction      (Primary Standard Industrial            (I.R.S. Employer
               of                  Classification Code Number)           Identification No.)
incorporation or organization)

                            ------------------------

       STREICHER MOBILE FUELING, INC.                   STANLEY H. STREICHER, PRESIDENT
          2720 NORTHWEST 55TH COURT                        2720 NORTHWEST 55TH COURT
        FT. LAUDERDALE, FLORIDA 33309                    FT. LAUDERDALE, FLORIDA 33309
               (954) 739-3880                                   (954) 739-3880
 (Address and telephone number of principal      (Name, address and telephone number of agent
                   executive                                     for service)
  offices and principal place of business)

                            ------------------------

                                   Copies to:

            KENNETH HOFFMAN, ESQ.                           ROBERT ALTENBACH, ESQ.
        GREENBERG, TRAURIG, HOFFMAN,                         JOHNSON & MONTGOMERY
        LIPOFF, ROSEN & QUENTEL, P.A.                        3060 PEACHTREE ROAD,
            1221 BRICKELL AVENUE                                   SUITE 400
            MIAMI, FLORIDA 33131                            ATLANTA, GEORGIA 30303
          PHONE NO. (305) 579-0500                         PHONE NO. (404) 262-1000
           FAX NO. (305) 579-0717                           FAX NO. (404) 262-1222

                            ------------------------

                APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TITLE OF EACH CLASS OF                         PROPOSED MAXIMUM AMOUNT              AMOUNT OF
SECURITIES TO BE REGISTERED                  AGGREGATE OFFERING PRICE(1)         REGISTRATION FEE
--------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value(2).............          $22,298,500                     $6,758
--------------------------------------------------------------------------------------------------------
Redeemable Common Stock Purchase
  Warrants(3)(4)............................          $   158,125                     $   48
--------------------------------------------------------------------------------------------------------
     Total..................................          $22,456,625                     $6,806
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2) Includes (i) 1,000,000 shares of Common Stock offered hereby, (ii) 1,000,000 shares of Common Stock issuable upon exercise of the Redeemable Common Stock Purchase Warrants (the "Warrants") offered hereby, (iii) 150,000 shares of Common Stock subject to the Underwriters' over-allotment option,
     (iv) 150,000 shares of Common Stock issuable upon exercise of Warrants subject to Underwriters' over-allotment option, (v) 115,000 shares of Common Stock issuable upon exercise of Underwriters' Warrants and (vi) 115,000 shares of Common Stock underlying the Warrants issuable upon exercise of Underwriters' Warrants.
(3) Includes (i) 1,000,000 Warrants offered hereby, (ii) 150,000 Warrants subject to the Underwriters' over-allotment option and (iii) 115,000 Warrants subject to the Underwriters' Warrants.
(4) Pursuant to Rule 416, this Registration Statement also covers such indeterminate number of shares of Common Stock as may be issuable upon exercise of the Warrants pursuant to antidilution provisions.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET

           FORM SB-2 ITEM NUMBER AND CAPTION                 CAPTION IN PROSPECTUS
       ------------------------------------------  ------------------------------------------
 1.    Front of Registration Statement and
         Outside Front Cover Page of
         Prospectus..............................  Facing Page of Registration Statement;
                                                   Cross Reference Sheet; Outside Front Cover
                                                     Page of Prospectus
 2.    Inside Front and Outside Back Cover Pages
         of Prospectus...........................  Inside Front and Outside Back of Cover
                                                   Pages Prospectus
 3.    Summary Information and Risk Factors......  Prospectus Summary; The Company; Risk
                                                     Factors
 4.    Use of Proceeds...........................  Use of Proceeds
 5.    Determination of Offering Price...........  Risk Factors; Underwriting
 6.    Dilution..................................  Risk Factors; Dilution
 7.    Selling Security Holders..................  Principal and Selling Shareholder
 8.    Plan of Distribution......................  Outside Front and Outside Back Cover Pages
                                                     of Prospectus; Underwriting
 9.    Legal Proceedings.........................  Business
10.    Directors, Executive Officers, Promoters
         and Control Persons.....................  Management
11.    Security Ownership of Certain Beneficial
         Owners and Management...................  Principal and Selling Shareholder
12.    Description of Securities.................  Description of Securities
13.    Interest of Named Experts and Counsel.....  *
14.    Disclosure of Commission Position on
         Indemnification for Securities Act
         Liabilities.............................  *
15.    Organization Within Last Five Years.......  Certain Transactions
16.    Description of Business...................  Prospectus Summary; Business
17.    Management's Discussion and Analysis or
         Plan of Operation.......................  Management's Discussion and Analysis of
                                                     Financial Condition and Results of
                                                     Operations
18.    Description of Property...................  Business
19.    Certain Relationships and Related
         Transactions............................  Certain Transactions
20.    Market for Common Equity Related
         Stockholder Matters.....................  Outside Front Cover Page of and
                                                     Prospectus; Dividend Policy; Description
                                                     of Securities; Shares Eligible for
                                                     Future Sale
21.    Executive Compensation....................  Management
22.    Financial Statements......................  Financial Statements
23.    Changes in and Disagreements With
         Accountants on Accounting and Financial
         Disclosure..............................  *

---------------

* Not applicable or answer thereto is negative.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS

                         STREICHER MOBILE FUELING, INC.
                      1,000,000 SHARES OF COMMON STOCK AND
              1,000,000 REDEEMABLE COMMON STOCK PURCHASE WARRANTS

     Streicher Mobile Fueling, Inc., a Florida corporation (the "Company"), hereby offers 1,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), and 1,000,000 Redeemable Common Stock Purchase Warrants (the "Warrants"). The shares of Common Stock and the Warrants offered hereby (sometimes hereinafter collectively referred to as the "Securities") may be purchased separately. Each Warrant is transferable immediately upon issuance and entitles the holder thereof to purchase one share of Common Stock at a price of $9.00 per share (assuming an initial offering price of $6.00 per share) during the four-year period commencing on the first anniversary of the effective date of this Offering (the "First Exercise Date"). The Warrants are redeemable by the Company at a redemption price of $.01 per Warrant, at any time after the First Exercise Date, upon thirty days' written notice to the holders thereof, if the average closing price of the Common Stock equals or exceeds $10.50 per share for the twenty consecutive trading days ending three days prior to the date of the notice of redemption. See "Description of Securities."

     Prior to this Offering, there has been no public market for the Common Stock or Warrants and there can be no assurance that any such market will develop. It is currently anticipated that the current initial offering price of the Common Stock will be between $5 and $7 per share and the initial public offering price of the Warrants will be $.125 per Warrant. The initial public offering price of the shares of Common Stock, the Warrants and the exercise price and other terms of the Warrants have been determined by negotiations between the Company and Argent Securities, Inc., as representative of the Underwriters (the "Representative"). See "Underwriting." The Company has applied to include the shares of Common Stock and Warrants on the Nasdaq Small Cap Market under the symbols "STRK" and "STRKW," respectively.

     THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION FROM THE PUBLIC OFFERING PRICE. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER THE CAPTION "RISK FACTORS" WHICH APPEAR BEGINNING ON PAGE 5 OF THIS PROSPECTUS.
                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                   OFFENSE.

===========================================================================================================
                                                                     UNDERWRITING
                                                  PRICE TO             DISCOUNTS           PROCEEDS TO
                                                   PUBLIC         AND COMMISSIONS(1)       COMPANY(2)
-----------------------------------------------------------------------------------------------------------
Per Share of Common Stock...................           $                   $                    $
-----------------------------------------------------------------------------------------------------------
Per Warrant.................................           $                   $                    $
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
     Total(3)...............................           $                   $                    $
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

(1) Does not reflect additional compensation to be received by the Underwriters in the form of: (i) a non-accountable expense allowance equal to 3% of the
     gross proceeds of this Offering, $       of which has already been paid,
     and (ii) an option to purchase up to 100,000 shares of Common Stock at 120% of the initial public offering price and 100,000 Warrants at an exercise price of $.01 per Warrant (the "Underwriters' Warrants"), exercisable for a period of four years, commencing one year after the effective date of the Registration Statement of which this Prospectus is a part. The Company, the Selling Shareholder named herein and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the Offering payable by the Company estimated at approximately $634,000, including the Underwriters' nonaccountable expense allowance (assuming no exercise of the Underwriters' over-allotment option).
(3) Does not include 150,000 additional shares of Common Stock and Warrants to cover over-allotments which the Underwriters have an option to purchase for 45 days from the date of this Prospectus at the initial public offering price, less the Underwriters' discount. If such over-allotment option is exercised, of the 150,000 shares of Common Stock, the first 75,000 of such shares will be sold by the Selling Shareholder named herein and the balance will be sold by the Company. If the Underwriters' over-allotment option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Shareholder will
     be $          , $          , $          and $          respectively.

     The Securities offered by this Prospectus are being offered by the Underwriters on a "firm commitment" basis subject to prior sale, when, as and if accepted by the Underwriters, approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer without notice and reject any order in whole or in part. It is expected that delivery of the certificates representing the Securities will be made in Atlanta, Georgia on or about
December   , 1996.

                            ARGENT SECURITIES, INC.
              THE DATE OF THIS PROSPECTUS IS                , 1996

                              [INSIDE FRONT COVER]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OR WARRANTS OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     The Company intends to furnish to its security holders annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information, and the financial statements and notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes (i) that the Underwriters' over-allotment option has not been exercised and (ii) that the Underwriters' Warrants have not been exercised. See "Underwriting." EACH PROSPECTIVE INVESTOR IS URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY.

                                  THE COMPANY

     The Company provides mobile fueling services, primarily to customers which operate large fleets of vehicles (such as national courier services, major trucking lines, hauling and delivery services, utilities and governmental agencies). Company-owned custom fuel trucks deliver fuel on a regularly scheduled or as needed basis directly to vehicles at customers' locations, assuring the Company's customers a dependable supply of fuel at competitive rates. The Company utilizes its proprietary electronic fuel management system to measure, record and track fuel dispensed to each vehicle fueled at a customer location. This allows the Company to verify the amount of fuel delivered and provides its customers with customized fleet fuel data for management analysis and tax reporting. The Company believes that mobile fueling provides several economic and other advantages to its customers, including eliminating the costs and potential environmental liabilities associated with equipping and maintaining fuel storage and dispensing facilities, reducing labor and administrative costs associated with fueling vehicles and providing centralized control over fuel inventories and usage. The Company also believes that federal and state environmental regulations have created a "window of opportunity" for the Company to convert fleet operators that currently utilize underground fuel storage tanks to mobile fueling customers. Under current federal regulations, the owners of such underground storage tanks are required, by December 1998, to remove or retrofit such tanks to comply with technical requirements pertaining to their construction and operation. See "Business -- The Mobile Fueling Industry."

     Founded by Stanley H. Streicher, the Company's President and Chief Executive Officer, the Company's predecessor, Streicher Enterprises, Inc. ("Enterprises"), commenced its mobile fueling operations in 1983. The Company presently has operations in six locations throughout Florida and in Los Angeles and San Diego, California, Atlanta and Columbus, Georgia, Chattanooga and Kingsport, Tennessee and Dallas/Fort Worth, Texas. At July 31, 1996, the Company operated a fleet of 49 custom fuel trucks and was servicing approximately 200 customers at more than 500 locations nightly, delivering fuel at a rate of over 2,000,000 gallons per month.

     The Company intends to grow both through internal means and acquisitions. The Company's internal growth strategy focuses on obtaining contracts to service large fleets in or near major metropolitan areas, both through extending existing customer relationships to new geographic areas and marketing its services to potential new customers. After establishing operations in a new market area, the Company seeks to build route density and achieve economies of scale by providing fueling services to small and medium-sized local and regional companies. The Company also expects to evaluate acquisition opportunities that will allow strategic entry into new geographic markets or increase its customer base within existing markets. See "Business -- Growth Strategy."

     The Company was incorporated in the State of Florida in October 1996. Prior to the closing of this Offering, the Company's business has been conducted through Enterprises, which was incorporated in Florida in 1983. Immediately prior to the closing of this Offering, Enterprises will complete a corporate reorganization (the "Reorganization"), which will result in the Company succeeding to all of Enterprises' mobile fueling assets, liabilities and operations. Unless otherwise indicated, all references herein to the "Company" include the mobile fueling business of Enterprises prior to the Reorganization. See "Certain Transactions" and Note 1 of Notes to Financial Statements. The Company's principal executive offices are located at 2720 N.W. 55th Court, Fort Lauderdale, Florida 33309, (954) 739-3880.

                                  THE OFFERING

Securities Offered..................      1,000,000 shares of Common Stock and
                                           1,000,000 Warrants. See "Description
                                           of Securities."

Warrants............................      Each Warrant entitles the holder
                                           thereof to purchase one share of
                                           Common Stock at a price of $9.00 per
                                           share (assuming an initial offering
                                           price of $6.00 per share) during the
                                           four year period commencing on the
                                           first anniversary of the effective
                                           date of this Offering (the "First
                                           Exercise Date"). The Warrants are
                                           each redeemable by the Company at a
                                           redemption price of $.01 per Warrant,
                                           at any time after the First Exercise
                                           Date, upon thirty days' prior written
                                           notice to the holders thereof, if the
                                           average closing price of the Common
                                           Stock equals or exceeds $10.50 per
                                           share, for the twenty consecutive
                                           trading days ending three days prior
                                           to the date of the notice of
                                           redemption. See "Description of
                                           Securities."

Securities Outstanding Prior to the
Offering............................      1,500,000 shares of Common Stock

Securities Outstanding Subsequent to
the Offering(1).....................      2,500,000 shares of Common Stock and
                                           1,000,000 Warrants

Use of Proceeds by Company..........      Fuel truck and equipment purchases and
                                           the balance for working capital and
                                           other corporate purposes. See "Use of
                                           Proceeds."

Risk Factors........................      This Offering involves a high degree
                                           of risk and immediate and substantial
                                           dilution. See "Risk Factors" and
                                           "Dilution."

Proposed Nasdaq Symbols(2)..........     Common Stock -- STRK
                                          Warrants--STRKW
---------------

(1) Does not include (i) the 1,000,000 shares of Common Stock issuable upon the exercise of the Warrants offered hereby, (ii) up to 75,000 shares of Common Stock and 150,000 Warrants issuable upon exercise of the Underwriters' over-allotment option, (iii) the 150,000 shares of Common Stock issuable upon exercise of the Warrants included in the Underwriters' over-allotment option, (iv) the 230,000 shares of Common Stock issuable upon exercise of the Underwriters' Warrants (including the Warrants therein), (v) 1,000,000 shares of Common Stock issuable upon the exercise of stock options to be granted on the effective date of this Offering, or (vi) 100,000 shares of Common Stock reserved for issuance upon the exercise of stock options that may be granted under the Company's stock option plan. See
     "Management -- Employment Agreement" and "-- Stock Option Plan," "Description of Securities" and "Underwriting."
(2) The Company's securities have not yet been approved for quotation on Nasdaq and there can be no assurance that the Company will be able to meet the requirements for quotation, or that a public trading market will develop or that if such market develops, it will be sustained. See "Risk
     Factors -- Lack of Prior Market for Securities."

                         SUMMARY FINANCIAL INFORMATION

     The following table presents summary historical data of the Company as of January 31, 1996 and for the two years ended January 31, 1995 and 1996 which have been derived from the Company's audited financial statements included elsewhere in this Prospectus, and unaudited historical financial data. The selected financial data as of July 31, 1996 and for the six month periods ended July 31, 1995 and 1996 have been derived from the unaudited financial statements of the Company which include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair presentation and results of operations for these periods. The summary financial information should be read in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and the notes thereto appearing elsewhere in this Prospectus.

                                                                              SIX MONTH PERIODS
                                             YEARS ENDED JANUARY 31,           ENDED JULY 31,
                                            -------------------------     -------------------------
                                               1995          1996            1995          1996
                                            -----------   -----------     -----------   -----------
STATEMENT OF OPERATIONS DATA:
  Revenue.................................  $16,663,371   $23,989,358     $10,776,470   $13,887,855
  Gross profit............................    1,445,426     2,237,008         829,236     1,126,926
  Operating expenses......................    1,328,028     1,750,235         825,491     1,203,353
  Income (loss) from operations...........      117,398       486,773           3,745       (76,427)
  Interest expense........................      168,991       343,967         154,062       260,252
  Income (loss) before provision for
     income taxes.........................      (38,089)      176,025        (131,111)     (330,292)
  Net income (loss).......................      (37,700)      100,009         (85,680)     (211,872)
  Net income (loss) per share.............         (.03)          .07            (.06)         (.14)
  Weighted average number of shares of
     common stock outstanding.............    1,500,000     1,500,000       1,500,000     1,500,000

                                                                 JULY 31, 1996
                                                          ---------------------------
                                                                              AS
                                            JANUARY 31,                    ADJUSTED
                                               1996         ACTUAL            (1)
                                            -----------   -----------     -----------
BALANCE SHEET DATA:
  Working capital.........................  $   725,419   $   961,886     $ 5,935,294
  Total assets............................    6,444,186     7,248,964      12,222,372
  Total liabilities.......................    6,005,300     7,021,950       7,021,950
  Shareholders' equity....................      438,886       227,014       5,200,422

---------------

(1) Adjusted to give effect to (i) the sale of 1,000,000 shares of Common Stock and 1,000,000 Warrants offered hereby at assumed initial public offering prices of $6.00 per share and $0.125 per Warrant, respectively, and the application of the net proceeds therefrom. See "Use of Proceeds." No effect has been given to the exercise of (i) the Warrants, (ii) the Underwriters' over-allotment option or (iii) the Underwriters' Warrants (including the Warrants therein). See "Underwriting."

                                  RISK FACTORS

     THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND SUBSTANTIAL DILUTION AND SHOULD ONLY BE PURCHASED BY INVESTORS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. PROSPECTIVE INVESTORS, PRIOR TO MAKING AN INVESTMENT, SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND SPECULATIVE FACTORS, AS WELL AS OTHER INFORMATION SET FORTH ELSEWHERE IN THIS PROSPECTUS, ASSOCIATED WITH THIS OFFERING, INCLUDING THE INFORMATION CONTAINED IN THE FINANCIAL STATEMENTS HEREIN.

LOSSES FROM OPERATIONS; ACCUMULATED DEFICIT; NO ASSURANCES OF PROFITABILITY

     Although the Company operated profitably in the fiscal year ended January 31, 1996, the Company experienced net losses in the year ended January 31, 1995 and in the six month period ended July 31, 1996 of $37,700 and $211,872, respectively, and there can be no assurance that the Company will not incur net losses in the future. The Company had an accumulated deficit of $33,646 at July 31, 1996. The Company's operating expenses have increased as its business has grown and can be expected to increase significantly as a result of the Company's expansion efforts into new markets. There can be no assurance that the Company will be able to generate sufficient revenue to meet its operating expenditures or to operate profitably. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

NEED FOR CAPITAL

     The mobile fueling business is capital intensive and the Company will continue to require substantial capital in order to operate and expand its business. The Company's primary long-term and working capital requirements have been to fund capital expenditures for custom fuel trucks and related equipment and working capital for its inventory requirements and the financing of customer accounts receivable. Historically, the Company has depended primarily on debt financing for its purchases of custom fuel trucks. If the Company is unable to obtain additional equity or debt financing in the future, the Company may have to limit its growth. Following this Offering, the Company expects that its debt will increase in the future as the Company utilizes borrowed funds to acquire new vehicles, for acquisitions, working capital or other corporate purposes. The interest rate on the Company's principal credit facility fluctuates with the prime lending rate, resulting in greater interest costs to the Company in the event of rising interest rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

GROWTH DEPENDENT UPON EXPANSION; RISKS ASSOCIATED WITH EXPANSION INTO NEW
MARKETS

     A significant element of the Company's future growth strategy involves the expansion of the Company's business into new markets. The Company intends to expand its business into additional major metropolitan areas. Expansion of the Company's operations will be dependent on, among other things, the Company's ability to demonstrate the benefits of mobile fueling to potential new customers; successfully establish and operate new locations; hire and retain qualified management; marketing and other personnel; obtain adequate financing for vehicle purchases and working capital purposes; secure adequate sources of supply on a timely basis and on commercially reasonable terms and successfully manage growth (including monitoring operations, controlling costs and maintaining effective quality controls). The Company's growth prospects will be largely dependent upon its ability to achieve greater penetration in new markets. The Company may also seek to expand its operations through the acquisition of existing companies or their customer bases. There can be no assurance that the Company will be able to successfully expand its operations. See "Business -- Growth Strategy."

ACQUISITION AVAILABILITY; DIFFICULTY IN ASSIMILATING ACQUISITIONS

     An important element of the Company's future growth strategy involves the acquisition of fuel distributors in new and existing markets. Although the Company intends to pursue acquisition opportunities as a means of achieving its growth objectives, there can be no assurance that the Company will be able to locate or acquire suitable acquisition candidates on acceptable terms or that future acquired operations will be effectively and profitably integrated into the Company. Acquisitions involve a number of risks that could adversely affect the Company's operating results, including diverting management attention, the assimilation of the operations and personnel of the acquired operations, the amortization of acquired intangible assets and the potential loss of key employees of the acquired operations. Properly managing any growth through acquisitions, avoiding the problems often attendant therewith, and continuing to operate in the manner which has proven successful to the Company to date will be important to the future success of the Company's business. See "Business -- Growth Strategy."

DEPENDENCE ON OFFERING PROCEEDS TO IMPLEMENT PROPOSED EXPANSION;
POSSIBLE NEED FOR ADDITIONAL FINANCING

     The Company's capital requirements have been and will continue to be significant. The Company is dependent on and intends to use a substantial portion of the proceeds of this Offering to implement its proposed expansion. The Company anticipates, based on currently proposed plans and assumptions relating to its operations (including the anticipated costs associated with, and timetable for, its proposed expansion), that the proceeds of this Offering, together with cash flow from operations and amounts available under its line of credit, will be sufficient to satisfy its contemplated cash requirements for at least 12 months following the consummation of this Offering. In the event that the Company's plans change, its assumptions change or prove to be inaccurate or if the proceeds of this Offering or cash flows otherwise prove to be insufficient to fund expansion (due to unanticipated expenses, delays, problems, difficulties or otherwise), the Company will be required to minimize cash expenditures and/or obtain additional financing in order to support its plan of operations. The Company has no current arrangements with respect to, or sources of, additional financing and there can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all.

ABSENCE OF WRITTEN AGREEMENTS

     Most of the Company's customers do not have written agreements with the Company and can terminate the Company's mobile fueling services at any time and for any reason. If the Company were to experience a high rate of terminations, the Company's business and financial performance could be materially adversely affected.

LIMITED AVAILABILITY OF MANAGERIAL PERSONNEL

     The Company has experienced significant growth over the past several years. Since 1993, the Company's service area has expanded from Florida and Tennessee to include California, Georgia and Texas, and the number of custom fuel trucks operated by the Company has increased from 14 at February 1, 1993 to 49 at July 31, 1996. In addition, during the past three years, the number of the Company's full-time employees increased from 26 at February 1, 1993 to approximately 139 at July 31, 1996, and further increases in personnel are anticipated as the Company expands. For the Company to be able to continue to grow effectively it will need to continue to improve its operational, financial and other internal systems, and to attract, train, motivate, manage and retain its employees. If the Company is unable to manage growth effectively, the Company's results of operations could be adversely affected.

COMPETITION

     The Company competes with other distributors of fuel, including several regional distributors and numerous small independent operators. Some of the Company's competitors have significantly greater financial or marketing resources than the Company. The Company's competitors also could introduce services that are superior to the Company's or that achieve greater market acceptance. The Company also competes for customers whose drivers fuel their own vehicles at retail gas stations. The Company believes that its ability to compete depends on a number of factors, including price, reliability, credit terms, name recognition, delivery time and service and support. There can be no assurance that the Company will be able to continue to compete successfully with respect to these factors. See "Business -- Competition."

FUEL PRICING; EFFECT ON PROFITABILITY

     Gasoline and diesel fuel are commodities and, as such, their wholesale prices are subject to fluctuations in response to changes in supply or other market conditions over which the Company has no control. Because the Company sells fuel to its customers at fixed amounts over its wholesale cost, the Company's gross profit as a percentage of revenues may fluctuate as a result of changes in wholesale gasoline and diesel fuel prices. In addition, the Company may not be able to fully pass on future increases in the wholesale prices of gasoline or diesel fuel to its customers. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations."

DEPENDENCE ON SUPPLIERS OF CUSTOM FUEL TRUCKS; FEW SOURCES OF SUPPLY

     The Company currently orders and purchases custom fuel trucks from two manufacturers. Any event adversely affecting the supply and manufacture of these trucks, including the inability of such manufacturers to meet the Company's demand for new truck purchases, could have a material adverse effect on the Company's operations. The Company has no control over the manufacturing process, quality assurance or the timing of delivery of trucks. The Company also does not have any contracts or other written agreement with the manufacturers of custom fuel trucks for the purchase of such vehicles.

     Additionally, the Company may from time to time make purchases of previously owned fuel trucks and convert such trucks to the Company's specifications. However, there can by no assurance that such trucks will be available in the market for purchase by the Company. See "Business -- Custom Fuel Truck Purchases."

OPERATING RISKS MAY NOT BE COVERED BY INSURANCE

     The Company's operations are subject to all of the operating hazards and risks normally incidental to handling, storing and transporting gasoline and diesel fuel, which are classified as hazardous materials. The Company maintains insurance policies in such amounts and with such coverages and deductibles as the Company believes are reasonable and prudent. However, there can be no assurance that such insurance will be adequate to protect the Company from liabilities and expenses that may arise from claims for personal and property damage arising in the ordinary course of business or that such levels of insurance will be maintained by the Company or will be available at economical prices.

GOVERNMENTAL REGULATION

     The Company's operations are affected by numerous federal, state and local laws, including those relating to protection of the environment and worker safety. The transportation of gasoline and diesel fuel is subject to regulation by various federal, state and local agencies, including the U.S. Department of Transportation ("DOT"). These regulatory authorities have broad powers, and the Company is subject to regulatory and legislative changes that can affect the economics of the industry by requiring changes in operating practices or influencing the demand for, and the cost of providing, its services. The Company is also subject to the rules and regulations of the Hazardous Materials Transportation Act. In addition, the Company depends on the supply of gasoline and diesel fuel from the oil and gas industry and, therefore, is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry generally. The Company cannot determine the extent to which its future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations.

     The technical requirements of these laws and regulations are becoming increasingly expensive, complex and stringent. These laws may impose penalties or sanctions for damages to natural resources or threats to public health and safety. Such laws and regulations may also expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. Certain environmental laws provide for joint and several liability for remediation of spills and releases of hazardous substances. In addition, companies may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources.

     Although the Company believes that it is in substantial compliance with existing laws and regulations, there can be no assurance that substantial costs for compliance will not be incurred in the future. Moreover, it is possible that other developments, such as stricter environmental laws, regulations and enforcement policies thereunder, could result in additional, presently unquantifiable, costs or liabilities to the Company. See
"Business -- Governmental Regulation."

CHANGES IN ENVIRONMENTAL REQUIREMENTS

     The Company expects to derive a significant amount of its future business by converting to mobile fueling customers fleet operators that currently utilize underground fuel storage tanks for their fueling needs. Under current federal regulations, the owners of such underground storage tanks are required, by December 1998, to remove or retrofit such tanks to comply with technical requirements pertaining to their construction and operation. If the date for compliance with such regulations is extended, or if other, more economical means, of compliance are developed or adopted by owners of underground storage tanks, the opportunity for the Company to market its services to such persons may be adversely affected.

DEPENDENCE ON KEY PERSONNEL

     The success of the Company will be largely dependent on the continued services and efforts of Stanley H. Streicher, the Company's President and Chief Executive Officer, and other key personnel. The loss of the services of Mr. Streicher or certain other key personnel could have a material adverse effect on the Company's business and prospects. The Company currently maintains a $2 million key-man life insurance policy on the life of Mr. Streicher, under which the Company is the beneficiary. The Company's success and plans for future growth will also depend on its ability to attract and retain additional qualified management and other personnel. There can be no assurance that the Company will be able to hire or retain such personnel on terms satisfactory to the Company. Mr. Streicher and the Company have entered into an employment agreement which is automatically renewable unless otherwise terminated. The Company has no other employment agreements with its other key personnel. See "Management -- Employment Agreement."

CONTROL BY MANAGEMENT

     Upon completion of this Offering, Stanley H. Streicher, the Company's President and Chief Executive Officer, will beneficially own or have voting control over approximately 1,500,000 shares of Common Stock, or approximately 60.0% 55.3% if the Underwriters' over-allotment option is exercised in full) of the then outstanding shares of Common Stock. Mr. Streicher will therefore be in a position to control the outcome of matters submitted for shareholder approval, including election of the Company's directors, and could thereby affect the selection of management and direct the policies of the Company. See "Principal and Selling Shareholder."

DILUTION

     Based upon the net tangible book value of the Company at July 31, 1996, investors in this Offering will suffer an immediate and substantial dilution of their investment of approximately $3.99 in net tangible book value per share. See "Dilution."

LACK OF PRIOR MARKET FOR SECURITIES

     Prior to this Offering, there has been no public trading market for the Securities and there can be no assurances that a public trading market for the Securities will develop or, if developed, will be sustained. The Company's Securities have not yet been approved for quotation on the Nasdaq SmallCap Market and there can be no assurance that a regular trading market for the Securities will develop for the Securities offered hereby, or, if developed, that it will be maintained. If for any reason the Company fails to maintain sufficient qualifications for continued listing on the Nasdaq SmallCap Market or a public trading market does not develop, purchasers of the Securities may have difficulty in selling their Securities should they desire to do so. In any event, because certain restrictions may be placed upon the sale of securities at prices under $5, unless such securities qualify for an exemption from the "penny stock" rules, such as a listing on the Nasdaq SmallCap Market, some brokerage firms will not effect transactions in the Securities if they trade below $5, and it is unlikely that any bank or financial institution will accept the Securities as collateral, which could have an adverse effect in developing or sustaining any market for the Securities. See "Risk Factors -- Listing and Maintenance Criteria for Nasdaq System; Penny Stock Regulations."

ARBITRARY DETERMINATION OF OFFERING PRICE AND WARRANT EXERCISE PRICE

     The initial public offering price of the Common Stock and the Warrants have been determined by negotiations between the Company and the Representative and do not necessarily bear any relationship to the Company's assets, net worth or results of operations, or any other established criteria of value. The offering price set forth on the cover page of this Prospectus should not be considered an indication of the actual value of the Securities offered hereby. After completion of this Offering, such price may vary as a result of market conditions and other factors. See "Description of Securities" and "Underwriting."

BROAD DISCRETION IN APPLICATION OF PROCEEDS

     While Management of the Company presently intends to limit the application of the Offering proceeds to the categories set forth in the Use of Proceeds table, management may adjust the application and allocation of the net proceeds of this Offering, including funds received upon exercise of the Underwriters' over-allotment option or the exercise of any Warrants, if such adjustment is determined to be in the best interests of the Company in order to address changed circumstances and opportunities. Furthermore, to the extent that the Company's expenditures are less than projected, the resulting balance will be retained and used for working capital and corporate purposes. As a result of the foregoing, the success of the Company will be substantially dependent upon the judgment of the management of the Company with respect to the application and allocation of the net proceeds of this Offering. See "Use of Proceeds."

BENEFITS TO AFFILIATES FROM PROCEEDS OF PUBLIC OFFERING

     Although the Company's shareholders and management will not receive any of the Company's proceeds from this Offering, except as described below, certain benefits will accrue to them as a result of the Offering. To the extent that the Company applies a portion of the net proceeds of this Offering to reduce the Company's bank debt, Mr. Streicher will be relieved of his personal guaranty of such indebtedness. See "Use of Proceeds." In addition, if the Underwriters' over-allotment option is exercised, Mr. Streicher will be selling up to 75,000 shares of Common Stock for net proceeds to him, after underwriting discounts or commissions (including the Underwriters' 3% non-accountable expense allowance) of up to $391,500 (assuming an initial public offering price of $6.00 per share of Common Stock). The Company will bear the balance of the costs of the Offering. See "Use of Proceeds" and "Certain Transactions."

CONFLICTS OF INTEREST BETWEEN MAJORITY SHAREHOLDER AND THE COMPANY

     Stanley H. Streicher, currently the majority shareholder and sole director of the Company, and his affiliates have in the past engaged in certain transactions with the Company. See "Certain Transactions."

CONTROL BY MANAGEMENT

     Stanley H. Streicher is currently the sole director of the Company and as such has sole authority to manage the policies and direction of the Company. The Company has agreed with the Representative to increase to five the number of individuals serving on the Board of Directors within 30 days of the closing of this Offering.

IMPACT ON MARKET OF WARRANT EXERCISE

     In the event of the exercise of a substantial number of Warrants within a reasonably short period of time after the right to exercise commences, the resulting increase in the amount of Common Stock of the Company in the trading market could substantially affect the market price of the Common Stock. See "Description of Securities -- Warrants."

ADJUSTMENTS TO WARRANT EXERCISE PRICE AND EXERCISE DATE

     The Company, in its sole discretion, may reduce the exercise price of the Warrants and/or extend the time within which the Warrants may first be exercised. Further, in the event the Company issues certain securities or makes certain distributions to its Common Stock shareholders, the exercise price of the Warrants may be reduced. Any such price reductions (assuming exercise of the Warrants) will provide less money for the Company and possibly adversely affect the market price of the Company's securities.

POSSIBLE RESTRICTIONS ON MARKET MAKING ACTIVITIES IN THE SECURITIES

     Although they have no legal obligation to do so, the Underwriters from time to time may act as market makers and otherwise effect transactions in the Securities. Unless granted an exemption by the Commission from Rule 10b-6 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Underwriters will be prohibited from engaging in any market making activities or solicited brokerage activities with respect to the Securities for the period from nine business days prior to any solicitation of the exercise of any Warrant or nine business days prior to the exercise of any Warrant based on a prior solicitation until the later of the termination of such solicitation activity or the termination (by waiver or otherwise) of any right the Underwriters may have to receive such a fee for the exercise of the Warrants following such solicitation. As a result, the Underwriters may be unable to continue to provide a market for the Securities during certain periods while the Warrants are exercisable. The prices and liquidity of the Securities may be materially and adversely affected by the cessation of the Underwriters' market making activities. In addition, there is no assurance that the Underwriters will continue to be market makers in the Securities. The prices and liquidity of the Securities may be affected significantly by the degree, if any, of the Underwriters' participation in the market. The Underwriters may voluntarily discontinue such participation at any time. Further, the market for, and liquidity of, the Securities may be adversely affected by the fact that a significant amount of the Securities may be sold to customers of the Underwriters. See "Underwriting."

REDEMPTION OF REDEEMABLE WARRANTS

     The Warrants are subject to redemption by the Company, at any time after the First Exercise Date at a price of $.01 per Warrant at any time after the First Exercise Date, upon thirty days' prior written notice to the holders thereof, if the average closing bid price for the Common Stock equals or exceeds $10.50 per share (assuming an initial offering price of $6.00 per share) for the twenty consecutive trading days ending on the third day prior to the date of notice of redemption. In the event that the Warrants are called for redemption by the Company, Warrantholders will have thirty days during which they may exercise their rights to purchase shares of Common Stock. In the event a current prospectus is not available, the Warrants may not be exercised and the Company will be precluded from redeeming the Warrants. If holders of the Warrants elect not to exercise them upon notice of redemption thereof, and the Warrants are subsequently redeemed prior to exercise, the holders thereof would lose the benefit of the difference between the market price of the underlying Common Stock as of such date and the exercise price of such Warrants, as well as any possible future price appreciation in the Common Stock. As a result of an exercise of the Warrants, existing shareholders would be diluted and the market price of the Common Stock may be adversely affected. If a Warrantholder fails to exercise his rights under the Warrants prior to the date set for redemption, then the Warrantholder will be entitled to receive only the redemption price, $.01 per Warrant. See "Description of Securities -- Warrants."

CURRENT PROSPECTUS AND STATE BLUE SKY REGISTRATION IN CONNECTION WITH THE EXERCISE OF THE WARRANTS

     The Company will be able to issue shares of its Common Stock upon the exercise of the Warrants only if (i) there is a current prospectus relating to the Common Stock issuable upon exercise of the Warrants under an effective registration statement filed with the Commission, and (ii) such Common Stock is then qualified for sale or exempt therefrom under applicable state securities laws of the jurisdictions in which the various holders of Warrants reside. Although the Company has undertaken to use its best efforts to maintain the effectiveness of a current prospectus covering the Common Stock subject to the Warrants offered hereby, there can be no assurance that the Company will be successful in doing so. After a registration statement becomes effective, it may require continuous updating by the filing of post-effective amendments. A post-effective amendment is required (i) when, for a prospectus that is used more than 9 months after the effective date of the registration statement, the information contained therein (including the certified financial statements) is as of a date more than 16 months prior to the use of the prospectus, (ii) when facts or events have occurred which represent a fundamental change in the information contained in the registration statement, or (iii) when any material change occurs in the information relating to the plan of distribution of the securities registered by such registration statement. The Company anticipates that this Registration Statement will remain effective for at least nine months following the date of this Prospectus, assuming a post-effective amendment is not filed by the Company. The Company intends to qualify the sale of the Securities in a limited number of states, although certain exemptions under certain state securities laws may permit the Warrants to be transferred to purchasers in states other than those in which the Warrants were initially qualified. The Company will be prevented, however, from issuing Common Stock upon exercise of the Warrants in those states where exemptions are unavailable and the Company has failed to qualify the Common Stock issuable upon exercise of the Warrants. The Company may decide not to seek, or may not be able to obtain qualification of the issuance of such Common Stock in all of the states in which the ultimate purchasers of the Warrants reside. In such a case, the Warrants of those purchasers will expire and have no value if such Warrants cannot be exercised or sold. Accordingly, the market for the Warrants may be limited because of the foregoing requirements. See "Description of Securities".

UNDERWRITERS' WARRANTS

     In connection with the Offering, the Company will sell to the Underwriters, for nominal consideration, warrants to purchase an aggregate of 115,000 shares of Common Stock and 115,000 Warrants (assuming 1,000,000 shares of Common Stock and 1,000,000 Warrants are sold and assuming the Underwriters' over-allotment is exercised) (the "Underwriters' Warrants"). The Underwriters' Warrants will be exercisable for a period of four years, commencing one year after the date of closing of this Offering, at an exercise price of 120% of the initial public offering price of the Common Stock and Warrants. The terms of the Warrants underlying such Underwriters' Warrants will be the same as those offered to the public hereby. The holders of the Underwriters' Warrants will have the opportunity to profit from a rise in the market price of the Securities, if any, without assuming the risk of ownership. The Company may find it more difficult to raise additional equity capital if it should be needed for the business of the Company while the Underwriters' Warrants are outstanding. At any time when the holders thereof might be expected to exercise them, the Company would probably be able to obtain additional capital on terms more favorable than those provided by the Underwriters' Warrants.

     The Underwriters have "piggyback" and demand registration rights with respect to the Common Stock, the Warrants and the underlying Common Stock subject to the Underwriters' Warrants. Any future exercise of these registration rights may cause the Company to incur substantial expense and could impair the Company's ability to raise capital through the public sale of its securities. See "Dilution," "Shares Eligible for Future Sale" and "Underwriting."

LISTING AND MAINTENANCE CRITERIA FOR NASDAQ SYSTEM; "PENNY STOCK" REGULATIONS

     The National Association of Securities Dealers, Inc. (the "NASD"), which administers Nasdaq, requires that, in order for a company's securities to be listed on the Nasdaq SmallCap Market, the Company must have $4,000,000 in total assets, a $1,000,000 market value of the public float and $2,000,000 in total capital and surplus. Further, initial listing requires two market makers and a minimum bid price of $3.00 per share. Continued inclusion on the Nasdaq SmallCap Market currently requires two market makers and a minimum bid price of $1.00 per share; provided, however, if the Company falls below the minimum bid price, it will remain eligible for continued inclusion if the market value of the public float is at least $1,000,000 and the Company has $2,000,000 in capital and surplus. If the Company fails to maintain the Nasdaq minimum threshold requirements, it would lose its Nasdaq listing and trading, if any, in the securities would be conducted in the over-the-counter market known as the NASD OTC Electronic Bulletin Board. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's Common Stock.

     The Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5 per share or an exercise price of less than $5 per share subject to certain exceptions. Since the Securities have been accepted for quotation on Nasdaq, they will initially be exempt from the definition of "penny stock". If the Securities are later removed from listing by Nasdaq, and are traded at a price below $5, the Securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such Securities to persons other than established customers and institutional accredited investors. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such Securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the Securities, and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell the Securities and may affect the ability of purchasers in this Offering to sell the Securities in the secondary market.

FUTURE SALES OF COMMON STOCK PURSUANT TO RULE 144

     The 1,500,000 shares of Common Stock issued prior to this Offering are "restricted securities" as that term is defined by Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), and, in the future, may be sold in compliance with Rule 144 or pursuant to an effective registration statement. Of such shares, the 1,426,500 shares presently owned by Stanley H. Streicher and 73,500 owned by another shareholder are subject to the provisions of lock-up agreements between Mr. Streicher, the shareholder and the Representative. Ordinarily, under Rule 144, a person who is an affiliate of the Company (as that term is defined in Rule 144) and has beneficially owned restricted securities for a period of two years may, every three months, sell in brokerage transactions an amount that does not exceed the greater of (i) 1% of the outstanding number of shares of a particular class of such securities, or (ii) the average weekly trading volume in such securities on all national exchanges and/or reported through the automated quotation system of a registered securities association during the four weeks prior to the filing of a notice of sale by a securities holder. A person who is not an affiliate of the Company who beneficially owns restricted securities and who has held such securities for at least two years is also subject to the foregoing limitation pursuant to Rule 144(k). In the future, sales of restricted stock pursuant to Rule 144 may have an adverse effect on the market price of the Company's Common Stock should a public trading market develop for such shares.

     In addition to the restrictions under Rule 144, the 1,426,500 shares of Common Stock owned by Mr. Streicher upon completion of the Offering will be subject to a lock-up period of 60 months, subject to earlier release if consented to by the Representative or upon the Company's achievement of certain performance goals. Of the shares subject to the lock-up (i) 75,000 shares shall be released from the lock-up restrictions in the event such shares are not sold pursuant to the over-allotment option and (ii) thereafter 40,000 shares shall be released from the lock-up restrictions on each of the second, third and fourth anniversary dates of the closing of the offering. Regardless of the Company's performance, any shares held by Mr. Streicher remaining subject to lock-up shall be released on July 31, 2001. The 73,500 shares owned by another shareholder upon completion of the Offering will be subject to a lock-up period based upon the same terms and conditions as Mr. Streicher unless otherwise agreed to by the Representative. See "Shares Available for Future Sale."

     Prior to this Offering, there has been no market for the Common Stock. The Company can make no prediction as to the effect, if any, that sales of shares of Common Stock, or the availability of such shares for sale, will have on the market price of Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices.

NO DIVIDENDS ANTICIPATED

     The Company intends to retain all future earnings for use in the development of its business and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. In addition, the payment of cash dividends on the Common Stock is restricted by financial covenants in the Company's loan agreements. See "Dividend Policy."

EFFECT OF ANTI-TAKEOVER LEGISLATION; POSSIBLE ADVERSE EFFECT OF ISSUANCE OF PREFERRED STOCK ON MARKET PRICE AND RIGHTS OF COMMON STOCK

     The State of Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority vote of a corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested directors or shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). The Company's Articles of Incorporation authorize the issuance of 1,000,000 shares of "blank check" Preferred Stock ("Preferred Stock") with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Common Stock. The issuance of any series of Preferred Stock having rights superior to those of the Common Stock may result in a decrease in the value or market price of the Common Stock. Holders of Preferred Stock to be issued in the future may have the right to receive dividends and certain preferences in liquidation and conversion rights. The issuance of such Preferred Stock could make the possible takeover of the Company or the removal of management of the Company more difficult, discourage hostile bids for control of the Company in which shareholders may receive premiums for their Common Stock and adversely affect the voting and other rights of the holders of the Common Stock. The Company may in the future issue additional shares of its Preferred Stock. See "Description of Securities."

ADVANCE NOTICE REQUIREMENTS FOR SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

     The Company's Articles of Incorporation provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual or special meeting of shareholders, must provide timely notice thereof in writing. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 80 day's notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder, to be timely, must be received no later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever is first. The Bylaws of the Company also specify certain requirements for a shareholder's notice to be in proper written form. These provisions may preclude shareholders from bringing matters before the shareholders at an annual or special meeting or from making nominations for directors at an annual or special meeting.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISK

     This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding, among other items, the Company's future plans and growth strategies and anticipated trends in the industry in which the Company operates. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, many of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of the factors described herein, including, among others, regulatory or economic influences. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus will in fact transpire or prove to be accurate.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the shares of Common Stock and Warrants offered by the Company hereby are estimated to be approximately $4,973,000, based on an assumed initial public offering price of $6.00 per share of Common Stock and $.125 per Warrant (approximately $5,381,000 if the Underwriters' over-allotment option is exercised in full). The Company expects such net proceeds (assuming no exercise of the Underwriters' over-allotment option) to be utilized approximately as follows:

                                                                              APPROXIMATE
                                                              APPROXIMATE    PERCENTAGE OF
                    APPLICATION OF PROCEEDS                  DOLLAR AMOUNT   NET PROCEEDS
    -------------------------------------------------------  -------------   -------------
    Purchases Of Custom Fuel Trucks(1).....................   $ 2,400,000         48.0
    Working Capital & Other Corporate Purposes(2)..........     2,573,000         52.0
         Total.............................................   $ 4,973,000        100.0%
                                                             =============   ============

---------------

(1) During the next 12 months, the Company plans to acquire approximately 15 custom fuel trucks at a cost of approximately $160,000 each. A portion of the cost of the trucks will be paid in cash by the Company and the balance will be financed. The Company is unable to accurately estimate the amount of cash which will be required to purchase such trucks, because such amount will be dependent upon the terms and conditions of financing available to the Company at the time of purchase.
(2) A portion of the net proceeds allocated to working capital and other corporate purposes may be used for acquisitions. The Company presently has no agreements or commitments with respect to any acquisitions. Pending the application of the proceeds from this Offering for other purposes, the Company may apply a portion of the net proceeds to reduce temporarily the outstanding amount borrowed under the Company's line of credit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 4 of Notes to Financial Statements for a description of the terms of the line of credit.

     The foregoing represents the Company's current estimate of its allocation of the net proceeds of this Offering based upon the current status of its business operations, its current plans, and current economic and industry conditions. Future events, as well as changes in economic or competitive conditions or the Company's business and the results of the Company's sales and marketing activities may make shifts in the allocation of funds within or between each of the items referred to above necessary or desirable. While management of the Company presently intends to limit the application of the Offering proceeds to the categories set forth above, should a reapportionment or redirection of funds be determined by management to be in the best interests of the Company, the actual amount expended to finance any category of expenses may be increased or decreased.

     If the Underwriters exercise the over-allotment option in full, the Company will realize additional net proceeds of approximately $408,000, which will be added to the Company's working capital. The Company will not realize any proceeds from the sale by the Selling Shareholder of up to 75,000 shares of Common Stock subject to the Underwriters' over-allotment option. See "Underwriting."

     The Company believes that the proceeds of this Offering, together with cash flow from operations, will be sufficient to satisfy its contemplated cash requirements for at least 12 months following the consummation of this Offering. The Company's financial requirements will depend upon, among other things, the number of additional custom fuel trucks acquired, the growth rate of the Company's business, the amount of cash flow generated by operations and the Company's ability to borrow funds or enter into lease or purchase financing arrangements for the acquisition of new vehicles or for working capital purposes. Should the Company require additional debt or equity financing to support its operations, there can be no assurance that such additional financing will be available to the Company on commercially reasonable terms, or at all.

     Proceeds not immediately required for the purposes described above will be invested principally in United States government securities, short-term certificates of deposit, money market funds or other short-term interest-bearing investments.

     The Company anticipates that the proceeds, if any, received from any exercise of the Warrants or the Underwriters' Warrants (including the Warrants therein) will be utilized for working capital and other corporate purposes.

                                    DILUTION

     The difference between the initial public offering price per share of Common Stock and the pro forma net tangible book value per share of Common Stock after this Offering constitutes the dilution to investors in this Offering. Net tangible book value per share is determined by dividing the net tangible book value of the Company (total assets less intangible assets and liabilities) by the total number of shares of Common Stock outstanding.

     At July 31, 1996, the net tangible book value of the Company was $59,565, or approximately $0.04 per share. After giving effect to the sale by the Company of the 1,000,000 shares of Common Stock (at an assumed initial offering price of $6.00 per share) and the Company's use of the estimated net proceeds therefrom as set forth under "Use of Proceeds," the pro forma net tangible book value of the Common Stock at July 31, 1996 would have been $5,027,973, or approximately $2.01 per share. This represents an immediate increase in pro forma net tangible book value of $1.97 per share to the Company's present shareholders and an immediate dilution of $3.99 per share to the purchasers of shares of Common Stock in this Offering. The following table illustrates this per share dilution:

    Initial public offering price (per share of Common Stock)(1).......              $6.00
    Net tangible book value at July 31, 1996...........................   0.04
                                                                         -----
    Increase per share attributable to shares offered hereby...........   1.97
                                                                         -----
    Pro forma net tangible book value per share after Offering.........               2.01
                                                                                     -----
    Dilution of net tangible book value per share to purchasers in this
      Offering(2)......................................................               3.99

---------------

(1) Represents the anticipated initial public offering price per share of Common Stock (excluding Warrants) before deduction of underwriting discounts and commissions and estimated expenses of the Offering.
(2) Assuming no exercise of Warrants or the Underwriters' over-allotment option. See "Description of Securities" and "Underwriting."

     The following table sets forth on a pro forma basis as of July 31, 1996 the number and percentage of shares of Common Stock issued, and the amount and percentage of consideration and average price per share paid by existing shareholders of the Company, and to be paid by purchasers pursuant to this Offering (based upon an assumed initial public offering price of $6.00 per share of Common Stock and before deducting underwriting discounts and commissions and estimated expenses of this Offering):

                                             OWNERSHIP
                                        --------------------      CONSIDERATION
                                        NUMBER OF              --------------------   AVERAGE PRICE
                                          SHARES     PERCENT     AMOUNT     PERCENT     PER SHARE
                                        ----------   -------   ----------   -------   -------------
Existing Shareholders.................  1,500,000      60.0 %  $  253,588      4.0 %      $0.17
                                                     -------                             ------
New Shareholders......................  1,000,000      40.0 %  $6,000,000     96.0 %      $6.00
                                                     -------   ----------   -------
     Total............................  2,500,000    100.00 %  $6,253,588   100.00 %
                                                     =======    =========   =======

     The foregoing table gives effect to the sale of the shares of Common Stock offered hereby and does not give effect to the exercise of the Underwriters' over-allotment option, any Warrants or the Underwriters' Warrants.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of July 31, 1996 and as adjusted giving effect to the sale by the Company of the 1,000,000 shares of Common Stock and 1,000,000 Warrants offered hereby and the application of estimated net proceeds therefrom as set forth under "Use of Proceeds." The table has not been adjusted to give effect to the exercise of the Underwriters' over-allotment option, the exercise of the Warrants, or the exercise of the Underwriters' Warrants. This table should be read in conjunction with the Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus.

                                                                          JULY 31, 1996
                                                                    --------------------------
                                                                                    PRO FORMA
                                                                      ACTUAL       AS ADJUSTED
                                                                    ----------     -----------
Long-term borrowings:
  Line of credit borrowings.......................................  $2,471,398     $2,471,398
  Long-term debt, excluding current portion.......................   1,394,404      1,394,404
  Capital lease obligations, excluding current portion............     168,415        168,415
                                                                    ----------     ----------
                                                                     4,034,217      4,034,217
                                                                    ----------     ----------
Shareholders' equity:
  Preferred Stock, $.01 par value, 1,000,000 shares authorized,
     none issued and outstanding..................................          --             --
  Common Stock, $.01 par value, (20,000,000 shares authorized,
     1,500,000 shares issued and outstanding; as adjusted,
     2,500,000 shares issued and outstanding)(1)..................      15,000         25,000
Additional paid-in capital........................................     238,588      5,201,996
Unrealized gain on investment.....................................       7,072          7,072
Retained earnings (deficit).......................................     (33,646)       (33,646)
                                                                    ----------     ----------
          Total shareholders' equity..............................     227,014      5,200,422
                                                                    ----------     ----------
          Total capitalization....................................  $4,261,231     $9,234,639
                                                                    ==========     ==========

---------------

(1) Does not include (i) the 1,000,000 shares of Common Stock issuable upon the exercise of the Warrants offered hereby, (ii) up to 75,000 shares of Common Stock and 150,000 Warrants issuable upon exercise of the Underwriters' over-allotment option, (iii) the 150,000 shares of Common Stock issuable upon exercise of the Warrants included in the Underwriters' over-allotment option, (iv) the 230,000 shares of Common Stock issuable upon exercise of the Underwriters' Warrants (including the Warrants therein), (v) 1,000,000 shares of Common Stock issuable upon the exercise of stock options to be granted on the effective date of this Offering, or (vi) 100,000 shares of Common Stock reserved for issuance upon the exercise of stock options that may be granted under the Company's stock option plan. See
     "Management -- Employment Agreement" and "-- Stock Option Plan," "Description of Securities" and "Underwriting."

                                DIVIDEND POLICY

     The Company intends to retain any future earnings for the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. In addition, the payment of cash dividends on the Common Stock is restricted by financial covenants in the Company's loan agreements. Any future determination as to the payment of cash dividends will depend upon a number of factors, including the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors.

                            SELECTED FINANCIAL DATA

     The following table presents selected financial data as of and for each of the fiscal years ended January 31, 1996 which have been derived from the Company's audited financial statements included elsewhere in this Prospectus. The selected financial data as of July 31, 1996 and for the six month periods ended July 31, 1995 and 1996 have been derived from the unaudited financial statements of the Company which include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair presentation and results of operations for these periods. The results of operations for the six months ended July 31, 1996 are not indicative of results that may be expected for the full year. The information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and the related notes thereto. The Company has not paid dividends on its Common Stock during any of the periods presented below.

                                                                              SIX MONTH PERIODS
                                             YEARS ENDED JANUARY 31,           ENDED JULY 31,
                                            -------------------------     -------------------------
                                               1995          1996            1995          1996
                                            -----------   -----------     -----------   -----------
STATEMENT OF OPERATIONS DATA:
  Revenue.................................  $16,663,371   $23,989,358     $10,776,470   $13,887,855
  Cost of sales...........................   15,217,945    21,752,350       9,947,234    12,760,929
  Operating expenses......................    1,328,028     1,750,235         825,491     1,203,353
  Income (loss) from operations...........      117,398       486,773           3,745       (76,427)
  Interest expense........................      168,991       343,967         154,062       260,252
  Income (loss) before provision for
     income taxes.........................      (38,089)      176,025        (131,111)     (330,292)
  Net income (loss).......................      (37,700)      100,009         (85,680)     (211,872)
  Net income (loss) per share.............         (.03)          .07            (.06)         (.14)
  Average number of common shares
     outstanding (1)......................    1,500,000     1,500,000       1,500,000     1,500,000

                                                                 JULY 31, 1996
                                                          ---------------------------
                                                                              AS
                                            JANUARY 31,                    ADJUSTED
                                               1996         ACTUAL            (2)
                                            -----------   -----------     -----------
BALANCE SHEET DATA:
  Working capital.........................  $   725,419   $   961,886     $ 5,935,294
  Current assets..........................    3,151,793     3,543,430       8,516,838
  Total assets............................    6,444,186     7,248,964      12,222,372
  Current liabilities.....................    2,426,374     2,581,544       2,581,544
  Long-term borrowings....................    3,172,737     4,034,217       4,034,217
  Total liabilities.......................    6,005,300     7,021,950       7,021,950
  Shareholders' equity....................      438,886       227,014       5,200,422

---------------

(1) The average number of shares used in the calculation of earnings per share includes all shares outstanding during the periods presented. Such number does not include (i) the 1,000,000 shares of Common Stock offered by the Company hereby, (ii) the 1,000,000 shares of Common Stock issuable upon exercise of the Warrants offered hereby, (iii) up to 75,000 shares of Common Stock issuable by the Company upon exercise of the Underwriters' over-allotment option, (iv) the 150,000 shares of Common Stock issuable upon exercise of the Warrants included in the Underwriters' over-allotment option, (v) the 230,000 shares of Common Stock issuable upon exercise of the Underwriters' Warrants (including the Warrants therein), (vi) 1,000,000 shares of Common Stock issuable upon the exercise of stock options to be granted on the effective date of this Offering, and (vii) 100,000 shares of Common Stock reserved for issuance upon the exercise of options that may be granted under the Company's stock option plan, none of which has been granted to date. See "Management -- Employment Agreement" and "-- Stock Option Plan" and "Description of Securities."
(2) Adjusted to give effect to (i) the sale of 1,000,000 shares of Common Stock and 1,000,000 Warrants offered hereby at assumed initial public offering prices of $6.00 per share and $0.125 per Warrant, respectively, and the application of the net proceeds therefrom. See "Use of Proceeds". No effect has been given to the exercise of the (i) Warrants, (ii) Underwriters' over-allotment option, (iii) Underwriters' Warrants (including the Warrants therein). See "Underwriting."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following analysis of the Company's financial condition as of July 31, 1996 and the Company's results of operations for the years ended January 31, 1995 and 1996 and the six month periods ended July 31, 1995 and 1996 should be read in conjunction with the Company's financial statements and notes thereto included elsewhere in this Prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements.

OVERVIEW

     The Company derives all of its revenue from providing mobile fueling services. Revenue is comprised principally of sales of gasoline and diesel fuel and related service charges. Cost of sales is comprised principally of the cost of fuel and transportation costs (primarily payroll). Included in both revenue and cost of sales is federal and state excise taxes on fuel, which are collected by the Company from its customers, when required, and remitted to the appropriate taxing authority.

RESULTS OF OPERATIONS

  Year Ended January 31, 1995 compared to Year Ended January 31, 1996

     Revenue increased $7,326,000, or 44.0%, for the year ended January 31, 1996 ("fiscal 1996") compared to the year ended January 31, 1995 ("fiscal 1995"). Excluding fuel taxes, revenue increased $5,099,000, or 47.7%. The increase in revenue resulted from a higher volume of fuel sales due to increased services to existing customers, acquisition of new customers in existing locations and the introduction of mobile fueling operations into additional metropolitan areas.

     Gross profit increased $792,000, or 54.8%, in fiscal 1996 compared to fiscal 1995, primarily as a result of the increase in revenue. As a percentage of revenue, gross profit increased from 8.7% in fiscal 1995 to 9.3% in fiscal 1996, primarily as a result of increased route efficiency due to expanded operations and increased pricing of the Company's fuel and service charges in the second half of fiscal 1996.

     Operating expenses increased $422,000, or 31.8%, in fiscal 1996 compared to fiscal 1995. As a percentage of revenue, operating expenses decreased from 8.0% in fiscal 1995 to 7.3% in fiscal 1996. The Company continued to expand its route system within existing geographic service areas, resulting in more efficient operations.

     Interest expense increased $175,000, or 103.6%, in fiscal 1996 compared to fiscal 1995 as a result of increased borrowings to fund the Company's expansion into new markets and to acquire new custom fuel trucks for existing and new locations.

     The Company recorded an income tax benefit of less than $1,000 in fiscal 1995 compared to an income tax provision of $76,000 in fiscal 1996.

     The Company had a net loss of $38,000, or $.03 per share, in fiscal 1995 and net income of $100,000, or $.07 per share, in fiscal 1996. The Company's profitability in fiscal 1996 resulted from the above-mentioned efficiency and pricing improvements.

  Six Months Ended July 31, 1995 Compared to Six Months Ended July 31, 1996

     Revenue increased $3,111,000, or 28.9%, in the first six months of fiscal 1997 compared to the same period in fiscal 1996. Excluding fuel taxes, revenue increased by $3,348,000, or 48.0%. Sales to several large customers which are exempt from certain fuel taxes resulted in the significantly higher percentage increase in revenue excluding fuel taxes. The increase in revenue resulted from a higher volume of fuel sales due to increased services to existing customers, acquisition of new customers in existing locations and the introduction of mobile fueling operations into additional metropolitan areas.

     Gross profit increased $298,000, or 35.9%, in the first six months of fiscal 1997 compared to the first six moths of fiscal 1996. As a percentage of revenue, gross profit increased from 7.7% in the first six months of fiscal 1996 to 8.1% in the corresponding period of fiscal 1997. The Company increased the pricing of its fuel sales and service charges in the second half of fiscal 1996. However, the Company's gross margin percentage decreased in the six month period ended July 31, 1996 from the year ended January 31, 1996 due to the addition of new lower margin services to certain customers.

     Operating expenses increased $378,000, or 45.8%, in the first six months of fiscal 1997 compared to the same period in fiscal 1996. As a percentage of revenue, operating expenses increased from 7.7% in the first six months of fiscal 1996 to 8.7% in corresponding period of fiscal 1997. The increase in operating expenses resulted from the continued expansion of existing locations, additional expenses incurred at recently opened locations and an overall increase in insurance expense.

     Interest expense increased $106,000, or 68.8%, in the first six months of fiscal 1997 compared with the corresponding period in fiscal 1996 as a result of an increase in borrowings to fund the Company's acquisition of new trucks, primarily for existing locations.

     The Company had an income tax benefit of $45,000 in the first six months of fiscal 1996 and $118,000 in the first six months of fiscal 1997.

     The Company had a net loss of $86,000, or $.06 per share, for the first six months of fiscal 1996 and $212,000, or $.14 per share, for the first six months of fiscal 1997. Net losses for both periods resulted primarily from additional operating expenses and interest expense relating to expansion of the Company's operations.

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires adoption by the Company in fiscal 1997. SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. The adoption of SFAS No. 121 did not have a material effect on the Company's financial condition or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

     The Company had working capital of $725,000 as of January 31, 1996 and $962,000 as of July 31, 1996. The Company's primary long-term and working capital requirements have been to fund capital expenditures for custom fuel trucks and related equipment and working capital for its inventory requirements and the financing of customer accounts receivable. The Company's expansion over the past several years and its negative cash flows from operating activities have been financed by additional bank borrowings and lease financing. The Company's cash and unrestricted investments totalled $38,000 as of July 31, 1996. In addition, at July 31, 1996, the Company had $229,000 available under its revolving line of credit.

     The Company has a credit facility with BankAtlantic providing for a $2.7 million revolving line of credit which the Company utilizes to purchase custom fuel trucks and for working capital. Borrowings are subject to a borrowing base determined by eligible accounts receivable and bear interest at 1.5% per annum over the prime rate. The facility is secured by substantially all of the Company's assets (including accounts receivables). The credit facility contains covenants that, among other things, include the maintenance of a minimum tangible net worth of $375,000, restrict mergers, dispositions of assets and certain business acquisitions. Subsequent to January 31, 1996, the Company was not in compliance with the tangible net worth covenant of its line of credit agreement and obtained a waiver from the bank of such covenant through August 1, 1997. See Note 4 of Notes to Financial Statements.

     Cash flows provided by (used in) operating activities totalled $234,000 in fiscal 1995, ($212,000) in fiscal 1996, ($352,000) for the six months ended July 31, 1995 and ($567,000) for the six months ended July 31, 1996. Cash flows from operating activities have been adversely affected by the Company's net losses as well as the funding of continually increasing accounts receivable resulting from the Company's expansion. The

Company recently has taken steps to improve its cash flows from operating activities, including improving accounts receivable collection methods; increasing the prices of certain of the Company's services; introducing a new daytime delivery service at an hourly rate; eliminating certain unprofitable services; and revising certain routes to increase truck utilization.

     Cash flows used in investing activities totalled $1,581,000 in fiscal 1995, $1,174,000 in fiscal 1996, $690,000 for the six months ended July 31, 1995 and $390,000 for the six months ended July 31, 1996. Cash flows used in investing activities in all periods principally represents expenditures for the purchase of custom fuel trucks and related equipment.

     Cash flows from financing activities totalled $1,277,000 in fiscal 1995, $1,318,000 in fiscal 1996, $842,000 for the six months ended July 31, 1995 and $774,000 for the six months ended July 31, 1996. Cash flows from investing activities in each period principally represent the increase in net borrowings under the Company's line of credit and the repayment of obligations for equipment under capital leases.

     The Company believes that the proceeds of this Offering, together with cash flow from operations, will be sufficient to satisfy its contemplated cash requirements for at least 12 months following the consummation of this Offering. The Company's financial requirements will depend upon, among other things, the number of additional custom fuel trucks acquired, the growth rate of the Company's business, the amount of cash flow generated by operations and the Company's ability to borrow funds or enter into lease or purchase financing arrangements for the acquisition of new trucks or for working capital purposes. Should the Company require additional debt or equity financing to support its operations, there can be no assurance that such additional financing will be available to the Company on commercially reasonable terms, or at all.

NEW ACCOUNTING PRONOUNCEMENTS

     In October 1995, SFAS No. 123, "Accounting for Stock-Based Compensation," was issued. SFAS No. 123 establishes a fair value method for accounting for stock-based compensation plans either through recognition or disclosure. The Company intends to account for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, will not recognize compensation expense for stock option grants made at an exercise price equal to or in excess of the fair market value at the date of grant. Changes in the accounting for stock-based compensation are optional and the Company intends to adopt only the disclosure requirements of SFAS No. 123 as of January 31, 1997.

                                    BUSINESS

     The Company provides mobile fueling services, primarily to customers which operate large fleets of vehicles (such as national courier services, major trucking lines, hauling and delivery services, utilities and governmental agencies). Company-owned custom fuel trucks deliver fuel on a regularly scheduled or as needed basis directly to vehicles at customers' locations, assuring the Company's customers a dependable supply of fuel at competitive rates. The Company utilizes its proprietary electronic fuel management system to measure, record and track fuel dispensed to each vehicle fueled at a customer location. This allows the Company to verify the amount of fuel delivered and provides its customers with customized fleet fuel data for management analysis and tax reporting. The Company believes that mobile fueling provides several economic and other advantages to its customers, including eliminating the costs and potential environmental liabilities associated with equipping and maintaining fuel storage and dispensing facilities, reducing labor and administrative costs associated with fueling vehicles and providing centralized control over fuel inventories and usage. The Company also believes that federal and state environmental regulations have created a "window of opportunity" for the Company to convert fleet operators that currently utilize underground storage tanks to mobile fueling customers. See "-- The Mobile Fueling Industry."

     Founded by Stanley H. Streicher, the Company's President and Chief Executive Officer, the Company's predecessor commenced its mobile fueling operations in 1983. The Company presently has operations in six locations throughout Florida and in Los Angeles and San Diego, California, Atlanta and Columbus, Georgia, Chattanooga and Kingsport, Tennessee and Dallas/Fort Worth, Texas. At July 31, 1996, the Company operated a fleet of 49 custom fuel trucks and was servicing approximately 200 customers at more than 500 locations nightly, delivering fuel at a rate of over 2,000,000 gallons per month.

THE MOBILE FUELING INDUSTRY

     Traditionally, business and other entities that operate large fleets of vehicles have met their fueling requirements by either maintaining their own supply of fuel in on-site storage tanks or fueling vehicles with credit card purchases or other credit arrangements at local retail gas stations. On-site storage tanks and fueling facilities can be expensive to construct and maintain and expose the property owner and operator to potential liability associated with fuel leaks or spills. In addition, increasingly stringent federal and state environmental regulation of underground storage tanks will require businesses that maintain their own fuel supplies to spend significant amounts to remove or retrofit underground storage tanks to meet regulatory standards. For example, federal regulations designed to protect the nation's soil and groundwater from contamination by leaking underground petroleum storage tanks currently require that all new storage tanks and, by December 1998, all existing storage tanks comply with certain construction standards and contain leak detection systems. Some states, including Florida, have promulgated their own detailed criteria for new underground storage tanks and the retrofitting of older underground storage tanks, and in some instances such criteria are more stringent than the federal regulations. The Company believes that many fleet operators currently utilizing underground storage tanks will choose to meet their fueling requirements by other means, including mobile fueling, instead of investing in upgrading existing facilities.

     Fueling fleet vehicles at retail gas stations is an inefficient use of employee time, creates a significant amount of unnecessary paperwork and exposes the fleet operator to an increased risk of employee fraud. In addition, while large users often are able to negotiate favorable fuel pricing from retail gas stations, the labor time expended by having employees fuel their own vehicles as well as the costs associated with management and administration of fuel purchases can exceed the benefits associated with price discounts.

     Mobile fueling services, such as those provided by the Company, offer several benefits over traditional fueling methods:

     - Reduced Operating Costs and Increased Labor Productivity. Mobile fueling enables businesses to reduce operating costs by eliminating the need for company employees to fuel vehicles either on-site or at local retail gas stations. Overnight fueling prepares fleet vehicles for operation at the beginning of each work day and increases labor productivity by allowing employees to use their vehicles during time that would otherwise be spent fueling. Mobile fueling also reduces the administrative burden required to oversee and administer fuel purchases and inventories.

     - Provides Centralized Inventory Control and Management. The Company's fuel management system provides customers with weekly reports detailing, among other things, the location, description and daily and weekly fuel consumption of each vehicle fueled by the Company. This eliminates customers' need to invest working capital to maintain adequate fuel supplies, and allows customers to centralize their fuel inventory controls and track and analyze vehicle movement and fuel consumption for management and tax reporting purposes.

     - Provides Tax Reporting Benefits. The Company's fuel management system's ability to track fuel consumption to specific vehicles and fuel tanks provides tax benefits to customers who consume fuel in uses that are tax-exempt, such as for off-road vehicles, government-owned vehicles and fuel used to run refrigerator units on vehicles. For such uses, the customers receive reports which provide them with the ability to declare such uses as tax exempt.

     - Eliminates Expenses and Liabilities of On-site Storage. Fleet operators who previously satisfied their fuel requirements using on-site storage tanks can eliminate the capital expenditures and operating costs required to equip and maintain fuel storage and dispensing facilities and inventory and to comply with increasingly stringent environmental regulations. In addition, by removing on-site storage tanks and relying on mobile fueling, customers avoid potential liabilities associated with the handling and storage of fuel.

     - Prevents Fuel Theft. Fleet operators that rely on employees to fuel vehicles, whether at on-site facilities or at retail gas stations, often experience shrinkage of fuel inventories or excess fuel purchases due to employee fraud. The Company's fuel management system reduces the risk of employee theft by dispensing fuel only to authorized vehicles. Utilizing an independent contractor such as the Company for fueling services rather than allowing employees to purchase fuel at local retail stations also eliminates employee fraud due to credit card abuse.

     - Emergency Fuel Supplies. Emergency preparedness, including fuel availability, is critical to the operation of utilities, delivery services and other fleet operators. The Company provides access to emergency fuel supplies to allow customers to respond more effectively to severe local weather conditions or other emergency situations.

     - Comparable Pricing. The Company generally prices its fueling services at rates comparable to the market price of gasoline and diesel fuel. This has proven to be an effective inducement to cause customers to convert to mobile fueling services from on-site and credit card based fueling methods.

GROWTH STRATEGY

     The Company intends to grow by consolidating its position in its existing markets and expanding into additional geographic markets. The long-term objective of the Company is to become a major national supplier of gasoline and diesel fuel for vehicle fleets. The Company intends to implement its strategy through (i) internal market development by which it builds route densities to become the lowest cost operator and (ii) seeking strategic acquisition opportunities to enter new market areas or increase its customer base in an existing market.

     Internal Market Development. The Company typically has entered new markets only after securing contracts to service large fleets in or near major metropolitan areas, typically through existing customer relationships. After establishing operations in a new market area, the Company attempts to increase its customer base and achieve economies of scale by providing fueling services to small and medium-sized local and regional companies.

     Strategic Acquisitions. The Company believes that opportunities exist for the Company to enter new geographic markets through the acquisition of smaller local or regional fuel distributors. The Company also intends to seek acquisition opportunities in existing market areas to increase the Company's customer base and complement its existing operations. Such acquisitions would likely involve the purchase of mobile fueling equipment and customer lists and require little additional administrative expense to operate. The Company believes that it can introduce operating efficiencies into existing business by integrating their operations with its own and that it can increase the sales potential of acquired operations by providing their existing and potential customers the additional benefits associated with the deployment of the Company's fuel management system.

MARKETING AND CUSTOMERS

     The Company markets its services primarily to customers which operate large fleets of vehicles in connection with their business (such as national courier corporations, major trucking lines, hauling and delivery services, utilities and governmental agencies). The Company also seeks to obtain the business of smaller fleet operators which are in physical proximity to its larger customers. Once engaged to provide fueling services, the Company is usually the exclusive service for the fueling of a customer's entire fleet or a particular yard of vehicles. For potential customers with larger fleets, the Company generally obtains approval from regional corporate offices to supply fuel within a newly designated area. Whereas large fleet operators offer immediate market penetration on a regional basis, small fleet operators are equally important accounts because they provide geographic density which optimizes fuel delivery efficiency and reduces cost.

     The Company's sales representatives focus their marketing efforts on fleet operators within the Company's established service areas. The Company's sales representatives identify and directly contact candidates for the Company's services. Many of the Company's sales presentations, particularly to major fleet operators, are conducted by Stanley H. Streicher, the Company's President. Direct marketing, including telephone solicitation, has played a primary role in the Company's development of new business. Another important marketing source has been referrals from existing customers.

     The Company distributes gas and diesel fuel to over 200 customers. Florida Power & Light Company ("FP&L") accounted for more than 10% of the Company's revenue in the years ended January 31, 1995 and 1996; and in the six months ended July 31, 1996, FP&L and the United States Postal Service each accounted for more than 10% of the Company's revenues. Although the Company has contracts to provide mobile fueling services to several of its larger customers, generally the Company does not obtain written agreements with its customers. See "Risk Factors -- Absence of Written Agreements."

     The following table identifies certain of the Company's customers, along with the number of customer locations serviced and the states in which the Company provides mobile fueling services.

        CUSTOMER NAME                  NUMBER OF LOCATIONS                      STATES
------------------------------    ------------------------------    ------------------------------
ABF Freight                                     13                  California, Florida,
                                                                    Tennessee & Texas
AT&T                                            1                   California
Coca Cola                                       13                  California and Florida
Consolidated Freight                            4                   Florida
Conway Southern Express                         6                   Florida
Emery Freight                                   5                   Florida and Tennessee
Federal Express                                 22                  Florida
Florida Power Corp.                             2                   Florida
Florida Power & Light Co.                      108                  Florida
Frito-Lay, Inc.                                 8                   Florida
Old Dominion Freight                            3                   California and Florida
Overnite Transportation                         3                   Florida
Roadway Express                                 6                   California and Florida
SouthEastern Freight                            4                   Florida and Texas
Southern Bell                                   3                   Florida
USF Holland                                     7                   Florida, Georgia and Texas
U.S. Postal Service                            163                  Florida

OPERATIONS

     The Company currently operates from 13 locations in California, Florida, Georgia, Tennessee and Texas. The Company delivers fuel utilizing its own fleet of 49 custom fuel trucks, each of which is equipped with the Company's proprietary electronic fuel tracking and reporting system. The Company's vehicles have fuel capacities ranging from 2,800 to 4,200 gallons. Each vehicle services generally between five and 15 customer locations per day or night, depending on size of the customers, market density and the individual customers' fuel requirements. Generally, the custom fuel trucks acquire fuel inventory daily at local port facilities or large wholesale gas distributor locations and are assigned to a specified delivery route. The Company conducts all dispatch and billing functions from corporate headquarters. Route drivers and service personnel operate from all the Company's offices.

     The Company's fuel management system derives its data from the Fuel Tracking Controller (the "FTC Computer"), which is a computer installed on a customized fuel truck. The FTC Computer can be programmed to control a variety of truck configurations; single, dual, or triple storage container trucks; and any number of pumps and hoses attached to the fuel truck. The FTC Computer details fueling from the Company's trucks to each vehicle in the customer's vehicle fleet to a measurement of 1/100 of a gallon by reading the state-calibrated meter installed on the fuel trucks. To accomplish this measurement, the FTC Computer interfaces with hand-held devices operated by the Company's driver or operator.

     To permit the Company's customers to track their use of fuel, each fleet vehicle or piece of equipment fueled by the Company is electronically identified from a list of the customer's asset number previously registered in the Company's computer. For security and tracking purposes, the FTC Computer will not permit fuel to be dispensed from the Company's truck unless both the fleet yard and the individual vehicle to be fueled electronically correspond to the FTC Computer registration. A hand-held radio connected to a scanning device links the operator or driver of the fuel truck with the FTC Computer. Only after verification of both the yard and the truck or piece of equipment will the FTC Computer allow operation of the fuel pump on the fuel truck to dispense fuel.

     All fuel dispensing from a fuel truck is recorded by the FTC Computer and stored in a tamper free solid state memory cartridge ("SSC") for downloading at an operations control center where the data is assimilated into reports and invoices for the customer. The FTC Computer will not allow fuel to be dispensed unless this removable SSC cartridge is inserted into the FTC Computer. The SSC has no moving parts and is not susceptible to damage or data loss under normal conditions. The SSC also is protected by a dual battery back-up system. The Company also maintains a backup computer system in the event of failure of the primary system.

     The Company also has adapted its FTC Computer for use with fixed site tanks. Upon conversion of a customer tank, the Company services and manages fuel delivery to the tank and provides the customer with reports detailing fuel dispensed by the customer from the tank into each fleet vehicle.

FUEL SUPPLY

     Gas and diesel fuel are commodities which are processed and sold by various sources. The Company purchases fuel from several suppliers at spot market prices and often qualifies for volume discounts. The Company is currently purchasing fuel from major suppliers. The Company monitors fuel prices and price trends in each of its markets on a daily basis and seeks to purchase at the lowest available prices with the best terms satisfactory to the Company.

CUSTOM FUEL TRUCK PURCHASES

     The Company presently orders and purchases custom fuel trucks from two manufacturers of trucks suitable for the Company's operations. These companies provide their customers with the option of purchasing standard equipment fuel trucks or custom designing a fuel truck to particular specifications.

     The typical configuration of the Company's custom fuel trucks is a Ford C-8000 with a 4400 gallon multi-compartment aluminum tank, a vapor recovery system and the Company's proprietary FTC Computer, which records and regulates fuel flow from the storage compartments.

     For maintenance of the fuel trucks, the Company relies upon equipment warranties, fixed fee service contracts and on-site repairs. To date, the Company has not experienced significant down-time on any of its customized fuel trucks.

COMPETITION

     The Company competes with other distributors of fuel, including several regional distributors and numerous small independent operators. Some of the Company's competitors have significantly greater financial or marketing resources than the Company. The Company's competitors also could introduce services that are superior to the Company's or that achieve greater market acceptance. The Company also competes for customers whose drivers fuel their own vehicles at retail gas stations. The Company believes that its ability to compete depends on a number of factors, including price, reliability, credit terms, name recognition, delivery time and service and support. There can be no assurance that the Company will be able to continue to compete successfully with respect to these factors.

EMPLOYEES

     At July 31, 1996, the Company had 139 full-time employees, of whom 20 were involved in executive, managerial, supervisory and sales capacities, 98 were route drivers and 21 serve in various clerical and other capacities. None of the Company's employees is covered by a collective bargaining agreement or is a member of a union. The Company considers its relationship with its employees to be good.

PROPERTIES

     The Company's corporate headquarters are located in a 10,000 square foot facility in Fort Lauderdale, Florida. This facility accommodates the Company's corporate, administrative, marketing and sales personnel, as well as truck yard space and warehouse space. The lease expires July 31, 2014, and the fixed annual rent is $51,000. The Company also leases service and supply depots at the following locations: California (San Diego and Gardenia); Florida (Ft. Myers, Tampa, Melbourne, Orlando and Jacksonville); Georgia (Atlanta and

Columbus); Tennessee (Kingsport and Chattanooga); and Texas (Dallas/Fort Worth). Certain of the Company's facilities are leased from Stanley H. Streicher, the Company's President and Chief Executive Officer. See "Certain Transactions." The Company believes that its existing facilities are adequate for its current needs and that additional facilities in its existing service areas are available to meet future needs.

GOVERNMENTAL REGULATION

     The Company's operations are affected by numerous federal, state and local laws, including those relating to protection of the environment and worker safety. The transportation of gasoline and diesel fuel is subject to regulation by various federal, state and local agencies, including the U.S. Department of Transportation ("DOT"). These regulatory authorities have broad powers, and the Company is subject to regulatory and legislative changes that can affect the economics of the industry by requiring changes in operating practices or influencing the demand for, and the cost of providing, its services. The Company is also subject to the rules and regulations of the Hazardous Materials Transportation Act. In addition, the Company depends on the supply of gasoline and diesel fuel from the oil and gas industry and, therefore, is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry generally. The Company cannot determine the extent to which its future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations.

     The technical requirements of these laws and regulations are becoming increasingly expensive, complex and stringent. These laws may impose penalties or sanctions for damages to natural resources or threats to public health and safety. Such laws and regulations may also expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. Certain environmental laws provide for joint and several liability for remediation of spills and releases of hazardous substances. In addition, companies may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources.

     Although the Company believes that it is in substantial compliance with existing laws and regulations, there can be no assurance that substantial costs for compliance will not be incurred in the future. Moreover, it is possible that other developments, such as stricter environmental laws, regulations and enforcement policies thereunder, could result in additional, presently unquantifiable, costs or liabilities to the Company. See
"Business -- Governmental Regulation."

LEGAL PROCEEDINGS

     The Company has no material legal proceedings pending. From time to time, the Company may become a party to litigation incidental to its business. There can be no assurance that any future legal proceedings will not have a material adverse effect on the Company's business, reputation, financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the names, ages, addresses and positions with the Company as of the date of this Prospectus of all of the officers and directors of the Company. Also set forth below is information as to the principal occupation and background for each person in the table.

       NAME AND ADDRESS          AGE                 POSITION AND OFFICE
---------------------------------------------------------------------------------------
Stanley H. Streicher..........    53   President, Chief Executive Officer, Director and
                                       Founder
Timothy Koshollek.............    32   Vice President of Marketing and Operations
Kenneth C. Day................    66   Controller, Chief Financial Officer

     Mr. Streicher has served as President and Chief Executive Officer of the Company since its inception. Mr. Streicher has also served as the President and Chief Executive Officer of Enterprises, the Company's predecessor, since its inception in 1983. During the period 1979 to 1983, Mr. Streicher operated a mobile fueling business which became the Company's predecessor. From 1972 to 1979, Mr. Streicher served as supervisor of receiving of AT&T's Montgomery Material Management Center, where he designed systems to expedite material and equipment handling. From 1965 to 1972, Mr. Streicher served to the rank of Captain in the United States Military in various leadership capacities, including the command of an aviation division together with the responsibility for scheduling aircraft and their refueling.

     Mr. Koshollek has served as the Vice President of Marketing and Operations of Enterprises since 1994. From 1991 to 1994, Mr. Koshollek was responsible for sales and management of a wholesale seafood company. From 1989 to 1991, he was the operations manager of Enterprises responsible for its Southeast division fuel delivery operations.

     Mr. Day has served as the Controller and the Company's Chief Financial Officer of the Company since May 1994. From 1987 to 1994 he was Controller and Treasurer of Century Elevator Company, a manufacturer of elevators. From 1983 to 1986 he was the Controller of Ski Rixen International, Inc., a distributor of waterskiing accessories. From 1978 to 1982, he served as a finance officer at Sikes Tile Distributors, Inc., a distributor of tiles in South Florida. From 1972 to 1978, he was Controller at Fremont Company, a national distributor of food products.

     The Company has agreed with the Representative that, within 30 days after the completion of this Offering, the Company will increase to five the number of individuals serving on the Company's Board of Directors, at least two of whom will be independent directors. The Company has also agreed that, for a period of five years following the completion of this Offering, it will use its best efforts to cause the election to its Board of Directors, one designee of the Representative, provided that such designee is reasonably acceptable to and approved by the Company. Alternatively, the Representative may appoint an observer to attend all meetings of the Board of Directors during such period. As of this date, no person has been identified by the Representative for election as a director or for appointment as an observer.

     The Company's directors will be reimbursed for any out-of-pocket expenses incurred by them for attendance at meetings of the Board of Directors or committees thereof. The Board of Directors intends to establish and form a Compensation Committee and Audit Committee upon the completion of this Offering. The Board of Directors also intends to compensate non-employee Directors $1,000 per meeting of the Board attended by such Director.

EXECUTIVE COMPENSATION

     The following table sets forth compensation paid to the Company's Chief Executive Officer during the fiscal years ended January 31, 1996, 1995 and 1994. No other executive officer's salary and bonus equaled or exceeded $100,000 for services rendered to the Company during such years.

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG TERM
                                                      ANNUAL COMPENSATION(1)         COMPENSATION
                                                 ---------------------------------   ------------
                                                 FISCAL YEAR                          ALL OTHER
           NAME AND PRINCIPAL POSITION           ENDED 1/31     SALARY     BONUS     COMPENSATION
------------------------------------------------------------   --------   --------   ------------
Stanley H. Streicher.............................    1996      $150,113         --           --
  President & Chief                                  1995       150,021         --           --
  Executive Officer                                  1994       110,000         --           --

---------------

(1) The Company provides certain perquisites and personal benefits to the President and Chief Executive Officer, the aggregate amount of which does not exceed $50,000 or 10% of such officer's total annual salary and bonus.

EMPLOYMENT AGREEMENT

     The Company intends to enter into an employment agreement with Stanley H. Streicher effective upon completion of this Offering, pursuant to which Mr. Streicher will serve as President and Chief Executive Officer of the Company. The term of the agreement is five years. The term of agreement will automatically renew for two successive two-year terms, unless notice of termination is given prior to a renewal period. The agreement provides that Mr. Streicher shall receive an initial annual base salary of $275,000 which shall be increased to reflect the change of the cost of living, based upon the change, from the preceding January 1, in the consumer price index for All Urban Consumers, as published by the U.S. Bureau of Labor Statistics. In addition to salary, Mr. Streicher will be eligible to participate in a bonus pool which will provide him additional compensation of up to 10% of the Company's pre-tax earnings.

     The agreement provides that if Mr. Streicher's employment is terminated as a result of his death or disability, he or his estate will receive for a period of six months his base salary in effect as of the date of termination and a prorated amount of any bonuses. The agreement also provides that in the event Mr. Streicher's employment is terminated "without cause" or for "good reason," Mr. Streicher will receive, in addition to any salary, bonus and other compensation accrued through the date of termination, a lump sum equal to the greater of the full amount of salary, bonuses and other compensation due under the agreement for the remainder of the term and three times the then-existing salary and most recent annual bonus. The agreement further provides that Mr. Streicher will not compete with the Company (i) while employed by the Company, and (ii) for a period of two years following termination of employment. In the event that his employment is terminated without cause, as a result of his death or disability, or upon a change of control (as defined in the employment agreement), all options to purchase Common Stock held by Mr. Streicher shall become immediately exercisable.

     The agreement further provides Mr. Streicher with stock options that will enable him to acquire up to an aggregate of 1,000,000 shares of Common Stock at the initial offering price of the Company following the closing of this Offering. The exercise of the stock options is contingent upon the Company achieving either a specified earnings per share level or a specified stock price level (the "performance threshold"), for the corresponding fiscal year-end. Commencing with fiscal year-ended January 31, 1997 and at each of the five fiscal year ends thereafter, provided the performance threshold is met, 200,000 of such options will become exercisable at an exercise price equal to the initial public offering price. Regardless of the Company's performance, all of the stock options granted to Mr. Streicher shall vest and become exercisable ten years from the date of the grant.

STOCK OPTION PLAN

     The Company has adopted a Stock Option Plan (the "Plan"), under which 100,000 shares of Common Stock are reserved for issuance upon exercise of options. The Plan is designed to serve as an incentive for retaining qualified and competent employees. The Company's Board of Directors, or a committee thereof (the "Committee"), administers and interprets the Plan and is authorized to grant options thereunder to all eligible employees of the Company, including officers and directors (whether or not employees) of the Company and Consultants.

     The Plan provides for the granting of both "incentive stock options" (as defined in Section 422A of the Internal Revenue Code) and nonqualified stock options. Options are granted under the Plan on such terms and at such prices as determined by the Committee, except that the per share exercise price of incentive stock options cannot be less than the fair market value of the Common Stock on the date of grant and the per share exercise price of nonqualified stock options will not be less than 85% of the fair market value on the date of grant. Each option is exercisable after the period or periods specified in the option agreement, but no option can be exercised until six months after the date of grant or after the expiration of 10 years from the date of grant. Options granted under the Plan are not transferable other than by will or by the laws of descent and distribution. The Plan also authorizes the Company to make loans to optionees to enable them to exercise their options and to allow them to use Common Stock to pay for the exercise of their options. Such loans must (i) provide for recourse to the optionee, (ii) bear interest at a rate no less than the rate of interest payable by the Company to its principal lender at the time the loan is made, and (iii) be secured by the shares of Common Stock purchased. To date, no options have been granted under the Plan.

                       PRINCIPAL AND SELLING SHAREHOLDER

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock immediately prior to this Offering, and as adjusted to reflect the sale of the shares of Common Stock offered by the Company by (i) each person known by the Company to beneficially own more than five percent of the Common Stock, (ii) each director and the Company's Chief Executive Officer and (iii) all directors and executive officers of the Company as a group. Except as otherwise indicated, the address of each beneficial owner of five percent of such Common Stock is the same as the Company. See "Management."

                                                                                COMMON STOCK
                                        COMMON STOCK BENEFICIALLY OWNED         BENEFICIALLY
                                             PRIOR TO THE OFFERING            OWNED AFTER THE
                                        --------------------------------          OFFERING
                                                                 SHARES    ----------------------
                                        NUMBER OF                 BEING    NUMBER OF
 NAME AND ADDRESS OF BENEFICIAL OWNER    SHARES       PERCENT    OFFERED    SHARES     PERCENT(1)
--------------------------------------  ---------     --------   -------   ---------   ----------
Stanley H. Streicher..................  1,500,000(3)     100%       --(2)  1,500,000      60.0%
All directors and executive officers
  as a group (3 persons)..............  1,500,000(3)     100%       --(2)  1,500,000      60.0%

---------------

(1) Assumes the Underwriters' over-allotment option is not exercised.
(2) Does not reflect the possible sale by Mr. Streicher of up to 75,000 shares of Common Stock pursuant to the Underwriters' over-allotment option. See "Underwriting."
(3) Of such shares, (i) 1,426,500 are owned by Enterprises, of which Stanley H. Streicher owns 100% of the outstanding capital stock and (ii) 73,500 shares are subject to a voting trust agreement pursuant to which Mr. Streicher has been granted a proxy to vote such shares.

                              CERTAIN TRANSACTIONS

     The Company leases its Fort Lauderdale, Florida headquarters from Stanley
H. Streicher pursuant to a lease expiring on July 31, 2014 for $4,000 per month. Rent expense on this facility totaled $42,000 and $51,000 for the fiscal years ended January 31, 1995 and 1996, respectively. The Company also leases its Jacksonville, Florida facilities from Mr. Streicher pursuant to a lease expiring on August 31, 2015 for $1,000 per month. Rent expense for this facility totaled $5,000 for the year ended January 31, 1995 and $13,000 for the year ended January 31, 1996. See Note 7 of Notes to Financial Statements.

     Mr. Streicher has personally guaranteed the Company's $2.0 million bank line of credit and has received no compensation for such guaranty. To the extent that the Company applies a portion of the net proceeds of this Offering to reduce the Company's bank debt, Mr. Streicher will be relieved of his personal guaranty of such indebtedness. See "Use of Proceeds." Pursuant to the employment agreement to be entered into by the Company and Mr. Streicher upon completion of this Offering, the Company will use its best efforts to remove and cause to be terminated all guarantees provided by Mr. Streicher. If the Company is unable to do so prior to July 31, 1997, the Company will compensate Mr. Streicher for providing such guarantees. See "Management -- Employment Agreements."

     Prior to the closing of this Offering, the Company's business has been conducted through Enterprises. Immediately prior to the closing of this Offering, Enterprises will complete a corporate reorganization, which will result in the Company succeeding to all of Enterprises' mobile fueling assets, liabilities and operations. In exchange therefore, Enterprises will receive 100% of the Common Stock of the Company.

                           DESCRIPTION OF SECURITIES

     The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, $0.01 par value, and 1,000,000 shares of Preferred Stock, $0.01 par value. As of the date of this Prospectus, 1,500,000 shares of Common Stock were issued and outstanding and no shares of Preferred Stock were outstanding.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of legally available funds. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets of the Company which are legally available for distribution, after payment of or provisions for all debts and liabilities and the liquidation preferences of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive, subscription, or redemption rights. The shares of Common Stock offered hereby will be, when and if issued, fully paid and nonassessable.

PREFERRED STOCK

     The Company is authorized to issue Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the value or market price of the Common Stock and voting power or other rights of the holders of Common Stock. In the event of issuance, the Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. See "-- Certain Effects of Authorized but Unissued Stock."

WARRANTS

     Each Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $9.00 per share (assuming an initial offering price of $6.00 per share) for a period of four years commencing on the first anniversary of the effective date of this Offering (the "First Exercise Date"). Each Warrant is redeemable by the Company at a redemption price of $0.01 per Warrant, at any time after the First Exercise Date, upon thirty days' prior written notice to the holders thereof, if the average closing bid price of the Common Stock, as reported on the principal exchange on which the Common Stock is traded, equals or exceeds $10.50 per share for twenty consecutive trading days ending three days prior to the date of the notice of redemption. Pursuant to applicable federal and state securities laws, in the event a current prospectus is not available, the Warrants may not be exercised by the holders thereof and the Company will be precluded from redeeming the Warrants. There can be no assurance that the Company will not be prevented by financial or other considerations from maintaining a current prospectus. Any Warrant holder who does not exercise prior to the redemption date, as set forth in the Company's notice of redemption, will forfeit the right to purchase the Common Stock underlying the Warrants, and after the redemption date or upon conclusion of the exercise period any outstanding Warrants will become void and be of no further force or effect, unless extended by the Board of Directors of the Company. See "Underwriting" for the terms of the Warrants issuable pursuant to the Underwriters' Warrants.

     The number of shares of Common Stock that may be purchased is subject to adjustment upon the occurrence of certain events including a dividend distribution to the Company's shareholders, or a subdivision, combination or reclassification of the outstanding shares of Common Stock. Further, the Warrant exercise price is subject to adjustment in the event the Company issues additional stock or rights to acquire stock at a price per share than is less than the current market price per share of Common Stock on the record date established for the issuance of additional stock or rights to acquire stock. The term "current market price" is defined as the average of the daily closing prices for the twenty consecutive trading days ending three days prior to the record date. However, the Warrant exercise price will not be adjusted in the case of the issuance or exercise of options pursuant to the Company's stock option plans, the issuance or exercise of the Underwriters' Warrants (or the Warrants included therein) or any other options or warrants outstanding as of the date of this Offering. The Warrant exercise price is also subject to adjustment in the event of a consolidation or merger where a distribution by the Company is made to its stockholders of the Company's assets or evidences of indebtedness (other than cash or stock dividends) or pursuant to certain subscription rights or other rights to acquire Common Stock.

     The Company may at any time, and from time to time, extend the exercise period of the Warrants, provided that written notice of such extension is given to the Warrant holders prior to the expiration of the date then in effect. Also, the Company may reduce the exercise price of the Warrants for limited periods or through the end of the exercise period if deemed appropriate by the Board of Directors. Any extension of the term and/or reduction of the exercise price of the Warrants will be subject to compliance with Rule 13e-4 under the Exchange Act including the filing of a Schedule 13E-4. Notice of any extension of the exercise period and/or reduction of the exercise price will be given to the Warrant holders. The Company does not presently contemplate any extension of the exercise period nor does it contemplate any reduction in the exercise price of the Warrants. The Warrants are also subject to price adjustment upon the occurrence of certain events including subdivisions or combinations of the Common Stock.

     The Warrants will be issued pursuant to the terms and conditions of a Warrant Agreement between the Company and American Stock Transfer & Trust Company.

ANTI-TAKEOVER PROVISIONS OF FLORIDA LAW

     Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The "Control Share Acquisitions" section of the Florida Business Corporation Act ("FBCA") generally provides that shares acquired in excess of certain specified thresholds, beginning at 20% of a corporation's outstanding voting shares, will not possess any voting rights unless such voting rights are approved by a majority vote of a corporation's disinterested shareholders. The "Affiliated Transactions" section of the FBCA generally requires majority approval by disinterested directors or supermajority approval of disinterested shareholders of certain specified transactions (such as a merger, consolidation, sale of assets, issuance of transfer of shares or reclassifications of securities) between a corporation and a holder of more than 10% of the outstanding shares of the corporation, or any affiliate of such shareholder.

     The directors of the Company are subject to the "general standards for directors" provisions set forth in the FBCA. These provisions provide that in discharging his or her duties and determining what is in the best interests of the Company, a director may consider such factors as the director deems relevant, including the long-term prospects and interests of the Company and its shareholders and the social, economic, legal or other effects of any proposed action on the employees, suppliers or customers of the Company, the community in which the Company operates and the economy in general. Consequently, in connection with any proposed action, the Board of Directors is empowered to consider interests of other constituencies in addition to the Company's shareholders, and directors who take into account these other factors may make decisions which are less beneficial to some, or a majority, of the shareholders than if the law did not permit consideration of such other factors.

ADVANCE NOTICE REQUIREMENTS FOR SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

     The Company's Articles of Incorporation provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual or special meeting of shareholders, must provide timely notice thereof in writing. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 80 day's notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder, to be timely, must be received no later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever is first. The Bylaws of the Company also specify certain requirements for a shareholder's notice to be in proper written form. These provisions may preclude shareholders from bringing matters before the shareholders at an annual or special meeting or from making nominations for directors at an annual or special meeting.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

     The authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

     The existence of authorized but unissued and unreserved Common Stock and Preferred Stock may enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger, or otherwise, and thereby protect the continuity of the Company's management.

LIMITED LIABILITY AND INDEMNIFICATION

     Under the FBCA, a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act unless (i) the director breached or failed to perform his duties as a director and (ii) a director's breach of, or failure to perform, those duties constitutes (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (2) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (3) a circumstance under which an unlawful distribution is made, (4) in a proceeding by or in the right of the corporation or procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation or willful misconduct, or (5) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property. A corporation may purchase and maintain insurance on behalf of any director or officer against any liability asserted against him and incurred by him in his capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the FBCA.

     The Articles and Bylaws of the Company provide that the Company shall, to the fullest extent permitted by applicable law, as amended from time to time, indemnify all directors of the Company, as well as any officers or employees of the Company to whom the Company has agreed to grant indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Securities is American Stock Transfer and Trust Company.

                        SHARES AVAILABLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have outstanding 2,500,000 shares of Common Stock. Of these shares, the 1,000,000 shares of Common Stock offered hereby will be freely tradeable by persons other than "affiliates" of the Company without restriction or further registration under the Securities Act.

     Persons who are deemed affiliates of the Company are generally entitled under Rule 144 as currently in effect to sell within any three-month period a number of shares that does not exceed 1% of the number of shares of the Common Stock then outstanding or the average weekly trading volume of Common Stock during the four calendar weeks preceding the making of a filing with the Securities and Exchange Commission (the "Commission") with respect to such sale. Such sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. The Company is unable to estimate accurately the number of shares of Common Stock that ultimately will be sold under Rule 144 because the number of shares will depend in part on the market price for the Common Stock, the personal circumstances of the sellers and other factors. In addition to the restrictions under Rule 144, Stanley H. Streicher the Company's President has agreed, subject to certain limitations, not to sell any of the 1,426,500 shares of Common Stock, presently owned by him, or securities convertible into or exchangeable for Common Stock, for a period of 60 months after the date of this Prospectus without the prior consent of the Representative. See "Underwriting." Additionally, the owner of 73,500 shares has agreed, subject to certain limitations, not to sell any shares of Common Stock, or securities convertible into or exchangeable for Common Stock under the same terms and conditions as Mr. Streicher unless otherwise agreed to by the Representative.

     In addition to the restrictions under Rule 144, the 1,426,500 shares of Common Stock owned by Mr. Streicher upon completion of the Offering will be subject to a lock-up period of 60 months, subject to earlier release if consented to by the Representative or upon the Company's achievement of certain performance goals. Of the shares subject to the lock-up (i) 75,000 shares shall be released from the lock-up restrictions in the event such shares are not sold pursuant to the over-allotment option and (ii) thereafter 40,000 shares shall be released from the lock-up restrictions on each of the second, third and fourth anniversary dates of the closing of the offering. Regardless of the Company's performance, any shares held by Mr. Streicher remaining subject to lock-up shall be released on July 31, 2001. The 73,500 shares owned by another shareholder upon completion of the Offering will be subject to a lock-up period under the same terms and conditions as Mr. Streicher unless otherwise agreed to by the Representative. See "Shares Available for Future Sale."

     Beginning with the fiscal year ended January 31, 1999, if the Company achieves earnings per share of $.43, $.52, $.62 and $.74 for the fiscal years ended January 31, 1999, 2000, 2001 and 2002, respectively, (or cumulative earnings per share after Fiscal 1996 of $.94, $1.46, $2.08 and $2.82, respectively,) or the closing bid price of the Company's Common Stock on the last trading day prior to such fiscal year end is $8.75, $10.50, $12.50 and $15.50, respectively, or the Company has net income of $3 million, $4 million, $5 million and $6 million, respectively, then one-quarter of any shares not previously released shall be released in each fiscal year from the lock-up restrictions. For any fiscal year in which the Company attains the foregoing earnings per share, stock price or net income targets, any shares eligible for release in prior fiscal years which were not released because the targets for such fiscal years were not achieved, shall also be released. Regardless of whether the foregoing earnings per share, stock price, or net income targets are achieved all of the shares subject to the lock-up restrictions shall be released January 31, 2002.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part, the Company has agreed to sell to the Underwriters, and the Underwriters, severally and not jointly, have agreed to purchase from the Company, on a "firm commitment" basis, if any are purchased, the number of shares of Common Stock and Warrants (exclusive of shares of Common Stock and Warrants issuable upon exercise of the Underwriters' over-allotment option) set forth opposite their respective names below:

                                                                   SHARES OF
                          UNDERWRITERS                            COMMON STOCK     WARRANTS
----------------------------------------------------------------  ------------     ---------
Argent Securities, Inc..........................................
                                                                    ---------      ---------
          Total.................................................    1,000,000      1,000,000
                                                                    =========      =========

     The Company has agreed to sell the shares of Common Stock and Warrants to the Underwriters at a discount of ten percent of the initial public price thereof. The Underwriters will offer the shares of Common Stock and Warrants to
the public at $     per share of Common Stock and $     per Warrant as set forth
on the cover page of this Prospectus and may allow to certain dealers who are National Association of Securities Dealers, Inc. ("NASD") members concessions
not to exceed $     per share of Common Stock and Warrant, of which not in
excess of $     per share of Common Stock and $     per Warrant may be reallowed
to other dealers who are members of the NASD. After the initial public offering, the public offering price, concession and reallowances may be changed by the Underwriters.

     Prior to this Offering, there has not been any public market for the Common Stock or the Warrants. The initial public offering prices of the shares of Common Stock and the Warrants and the exercise price and other terms of the Warrants were determined by negotiations between the Company and the Representative and do not necessarily relate to the assets, book value or results of operations of the Company or any other established criteria of value.

     The Company and the Selling Shareholder have granted an option to the Underwriters, exercisable during the 45-day period from the date of this Prospectus, to purchase in the aggregate up to a maximum of 150,000 additional shares of Common Stock and Warrants at the price set forth on the cover page of this Prospectus, minus the underwriting discount and commissions. Of the 150,000 shares of Common Stock which are subject to the Underwriters' over-allotment option, the first 75,000 shares will be sold by the Selling Shareholder and 75,000 shares will be sold by the Company. All of the 150,000 Warrants subject to the over-allotment option will be offered by the Company. The Underwriters' over-allotment option is exercisable upon the same terms and conditions as are applicable to the sale of the shares of Common Stock and Warrants offered hereby.

     The Underwriting Agreement provides for reciprocal indemnification between the Company, the Selling Shareholder and the Underwriters against certain liabilities in connection with the Registration Statement, including liabilities under the Securities Act. Pursuant to the Underwriting Agreement, the Selling Shareholder's indemnification is limited to the amount of proceeds received from the sale of his shares. Insofar as indemnification for liabilities arising under the Securities Act may be provided to officers, directors or persons controlling the Company, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable.

     The Company has agreed to pay certain blue sky legal fees of the Underwriters and to pay to the Underwriters at the closing of the Offering a non-accountable expense allowance of 3% of the aggregate offering price of the shares of Common Stock and Warrants offered hereby (including any shares of Common Stock and Warrants purchased pursuant to the Underwriters' over-allotment
option), of which $          has been paid on account.

     The Company has agreed to sell to the Underwriters, or their respective designees, for an aggregate purchase price of $1,000, an option (the "Underwriters' Warrant") to purchase up to an aggregate of 100,000 shares of Common Stock and Warrants (an aggregate of 115,000 shares of Common Stock and 115,000 Warrants assuming the exercise of the Underwriters' over-allotment option). The Underwriters' Warrant shall be exercisable during a four-year period commencing one year after the closing date of this Offering. The Underwriters' Warrant may not be assigned, transferred, sold or hypothecated by the Underwriters until twelve months after the Effective Date, except to officers or partners of the Underwriters, to a successor to the Underwriters, to a purchaser of substantially all of the assets of the Underwriters, or by operation of law. Any profits realized by the Underwriters upon the sale of the Common Stock and Warrants (or the underlying Securities) issuable upon exercise of the Underwriters' Warrants may be deemed to be additional underwriting compensation. The exercise price of the Warrants issuable upon exercise of the Underwriters' Warrants during the period of exercisability shall be $9.00 per Warrant (assuming an initial offering price of $6.00 per share). The exercise of the Warrants subject to the Underwriters' Warrants and the number of shares of Common Stock covered thereby are subject to adjustment in certain events to prevent dilution. For the life of the Underwriters' Warrant, the holders thereof are given, at a nominal cost, the opportunity to profit from a rise in the market price of the Securities with a resulting dilution in the interest of other shareholders. The Company may find it more difficult to raise capital for its business if the need should arise while the Underwriters' Warrant is outstanding. At any time when the holders of the Underwriters' Warrant might be expected to exercise it, the Company would probably be able to obtain additional capital on more favorable terms.

     The Company has agreed with the Underwriters that the Company will pay to the Underwriters a warrant solicitation fee (the "Warrant Solicitation Fee") equal to 5% of the exercise price of the Warrants exercised beginning one year after the Effective Date and to the extent not inconsistent with the guidelines of the NASD and the rules and regulations of the Commission (including NASD Notice to Members 81-38). Such

Warrant Solicitation Fee will be paid to the Underwriters if (a) the market price of the Common Stock on the date that any Warrant is exercised is greater than the exercise price of the Warrant; (b) the exercise of such Warrant was solicited by the Underwriters; (c) prior specific written approval for exercise is received from the customer if the Warrant is held in a discretionary account;
(d) disclosure of this compensation agreement is made prior to or upon the exercise of such Warrant; (e) solicitation of the exercise is not in violation of Rule 10b-6 of the Exchange Act; (f) the Underwriter provided bona fide services in exchange for the Warrant Solicitation Fee; and (g) the Underwriter has been specifically designated in writing by the holders of the Warrants as the broker. In addition, unless granted an exemption by the Commission from Rule 10b-6 under the Exchange Act, the Underwriters will be prohibited from engaging in any market making activities or solicited brokerage activities with respect to the Securities for the period from nine business days prior to any solicitation of the exercise of any Warrant or nine business days prior to the exercise of any Warrant based on a prior solicitation until the later of the termination of such solicitation activity or the termination (by waiver or otherwise) of any right the Underwriters may have to receive such a fee for the exercise of the Warrants following such solicitation. As a result, the Underwriters may be unable to continue to provide a market for the Securities during certain periods while the Warrants are exercisable.

     The Underwriters have been given certain "piggyback" and demand registration rights with respect to the Common Stock underlying the Underwriters' Warrants for a period of four years commencing one year from the date of this Prospectus. The exercise of any such registration rights by the Underwriters may result in dilution to the interest of the Company's shareholders, hinder efforts by the Company to arrange future financing of the Company and/or have an adverse effect on the market price of the Securities.

     The Company has agreed that for a period of 24 months commencing on the Effective Date, it will not issue or sell, directly or indirectly, any shares of its capital stock, or sell or grant options, warrants or rights to purchase any shares of its capital stock, without the written consent of the Representative, except for issuances pursuant to (i) the public offering of the Company's securities as described herein, (ii) the exercise of the Warrants and the Underwriters' Warrants, and the Common Stock issuable thereunder, (iii) outstanding convertible securities or contractual obligations disclosed in this Prospectus, (iv) the grant of options and the issuance of shares issued upon exercise of options to be granted under the Company's Stock Option Plan, and (v) an acquisition, merger or similar transaction provided that the acquirer of such capital stock does not receive, and will not be entitled to demand, registered securities during such 24-month period. The Company has granted the Underwriters a two year preferential right with respect to future financing relating to the offering of the Company's securities. In addition, Mr. Streicher and all of the holders of the Common Stock as of the Effective Date, have agreed with the Representative in writing not to sell, assign, or transfer any of their shares of the Company's securities without the Representative's prior written consent prior to July 31, 2001 and May 15, 1997, respectively, and in the case of Mr. Streicher, subject to earlier release upon the achievement of performance goals. See "Shares Available for Future Sale."

     The Company has agreed that, for a period of five years following the completion of this Offering, it will use its best efforts to cause the election to its Board of Directors one designee of the Representative, provided that such designee is reasonably acceptable to and approved by the Company. Alternatively, the Representative may appoint an observer to attend all meetings of the Board of Directors during such period. As of this date, no person has been identified by the Representative for election as a director or for appointment as an observer.

     The foregoing includes a summary of certain provisions of the Underwriting Agreement which has been filed as an exhibit thereto.

                                 LEGAL MATTERS

     The validity of the Securities being offered hereby will be passed upon for the Company by Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A., Miami, Florida. Certain matters are being passed upon for the Underwriters by Johnson & Montgomery, Atlanta, Georgia.

                                    EXPERTS

     The financial statements as of January 31, 1996 and for each of the two years in the period ended January 31, 1996, that are included in this Prospectus have been audited by Arthur Andersen LLP, independent certified public accountants, to the extent and for the period set forth in their report appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form SB-2 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act with respect to the Securities offered by this Prospectus. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which this Prospectus forms a part. For further information, reference is made to such registration statement, including the exhibits thereto, which may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; and at the following Regional Offices of the Commission, except that copies of the exhibits may not be available at certain of the Regional Offices: Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of all or any part of such material may be obtained from the Commission at 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549, upon payment of certain fees prescribed by the Commission. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy, information statements, and registration statements and other information filed electronically with the Commission.

     The Company is not presently a reporting company and does not file reports or other information with the Commission. However, on the effective date of the Registration Statement, the Company will become a reporting company. Further, the Company will register its securities under the Securities Exchange Act of 1934 ("Exchange Act"). Accordingly, the Company will become subject to the additional reporting requirements of the Exchange Act and in accordance therewith will file reports, proxy statements and other information with the Commission. In addition, after the completion of this Offering, the Company intends to furnish its shareholders with annual reports containing audited financial statements and such interim reports, in each case as it may determine to furnish or as may be required by law. The fiscal year of the Company ends on January 31 of each year.

                         STREICHER MOBILE FUELING, INC.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants................................      F-2
Balance Sheets as of January 31, 1996 and July 31, 1996 (unaudited)...............      F-3
Statements of Operations for the years ended January 31, 1995 and 1996 and for the
  six month periods ended July 31, 1995 and 1996 (unaudited)......................      F-4
Statements of Changes in Shareholders' Equity for the years ended January 31, 1995
  and 1996 and the six month period ended July 31, 1996 (unaudited)...............      F-5
Statements of Cash Flows for the years ended January 31, 1995 and 1996 and the six
  month periods ended July 31, 1995 and 1996 (unaudited)..........................      F-6
Notes to Financial Statements.....................................................   F-7-14

     After the corporate reorganization discussed in Note (1) to the Company's financial statements is effected, we expect to be in a position to render the following auditors' report.





ARTHUR ANDERSEN LLP
October 8, 1996

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Streicher Mobile Fueling, Inc.:

     We have audited the accompanying balance sheet of Streicher Mobile Fueling, Inc. (the "Company") as of January 31, 1996 and the related statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended January 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Streicher Mobile Fueling, Inc. as of January 31, 1996, and the results of its operations and its cash flows for each of the two years in the period ended January 31, 1996 in conformity with generally accepted accounting principles.






Fort Lauderdale, Florida,
  October 8, 1996.

                         STREICHER MOBILE FUELING, INC.

                                 BALANCE SHEETS
                    JANUARY 31 AND JULY 31, 1996 (UNAUDITED)

                                                                   JANUARY 31,      JULY 31,
                                                                      1996            1996
                                                                   -----------     -----------
                                                                                   (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents......................................  $  189,508      $    7,345
  Investments (restricted $63,000 and $64,000, respectively).....     203,743          94,395
  Accounts receivable, net of allowance for doubtful accounts of
     $28,000 and $30,000, respectively...........................   2,592,559       3,333,991
  Inventories....................................................      65,193          64,272
  Prepaid expenses and other.....................................     100,790          43,427
                                                                   ----------      ----------
          Total current assets...................................   3,151,793       3,543,430
PROPERTY AND EQUIPMENT, net......................................   3,136,665       3,460,388
DUE FROM RELATED PARTIES.........................................      32,298          35,131
OTHER ASSETS.....................................................     123,430         210,015
                                                                   ----------      ----------
          Total assets...........................................  $6,444,186      $7,248,964
                                                                   ==========      ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt..............................  $  471,404      $  434,206
  Current portion of capital lease obligations...................     131,766         102,422
  Accounts payable...............................................   1,322,126       1,633,071
  Accrued expenses...............................................     318,931         243,922
  Customer deposits..............................................     163,844         167,923
  Due to related parties.........................................      18,303              --
                                                                   ----------      ----------
          Total current liabilities..............................   2,426,374       2,581,544
                                                                   ----------      ----------
LONG-TERM LIABILITIES:
  Line of credit borrowings......................................   1,802,795       2,471,398
  Long-term debt, excluding current portion......................   1,116,701       1,394,404
  Capital lease obligations, excluding current portion...........     253,241         168,415
  Deferred income taxes..........................................     406,189         406,189
                                                                   ----------      ----------
          Total long-term liabilities............................   3,578,926       4,440,406
                                                                   ----------      ----------
          Total liabilities......................................   6,005,300       7,021,950
                                                                   ----------      ----------
COMMITMENTS AND CONTINGENCIES(Notes 1, 3, 7, 10 and 11)
SHAREHOLDERS' EQUITY:
  Preferred stock, $.01 par value, 1,000,000 shares authorized,
     none issued and outstanding.................................          --              --
  Common stock, $.01 par value, 20,000,000 shares authorized,
     1,500,000 shares issued and outstanding.....................      15,000          15,000
  Additional paid-in capital.....................................     238,588         238,588
  Unrealized gain on investment..................................       7,072           7,072
  Retained earnings (deficit)....................................     178,226         (33,646 )
                                                                   ----------      ----------
          Total shareholders' equity.............................     438,886         227,014
                                                                   ----------      ----------
          Total liabilities and shareholders' equity.............  $6,444,186      $7,248,964
                                                                   ==========      ==========

  The accompanying notes to financial statements are an integral part of these balance sheets.

                         STREICHER MOBILE FUELING, INC.

                            STATEMENTS OF OPERATIONS
               FOR THE YEARS ENDED JANUARY 31, 1995 AND 1996 AND
         THE SIX MONTH PERIODS ENDED JULY 31, 1995 AND 1996 (UNAUDITED)

                                                YEARS ENDED               SIX MONTH PERIODS ENDED
                                                JANUARY 31,                      JULY 31,
                                        ---------------------------     ---------------------------
                                           1995            1996            1995            1996
                                        -----------     -----------     -----------     -----------
                                                                                (UNAUDITED)
REVENUE, including fuel taxes of
  $5,968,000, $8,195,000, $3,802,000
  and $3,566,000, respectively........  $16,663,371     $23,989,358     $10,776,470     $13,887,855
COST OF SALES.........................   15,217,945      21,752,350       9,947,234      12,760,929
                                        -----------     -----------     -----------     -----------
     Gross profit.....................    1,445,426       2,237,008         829,236       1,126,926
OPERATING EXPENSES....................    1,328,028       1,750,235         825,491       1,203,353
                                        -----------     -----------     -----------     -----------
     Income (loss) from operations....      117,398         486,773           3,745         (76,427)
INTEREST EXPENSE......................     (168,991)       (343,967)       (154,062)       (260,252)
INTEREST INCOME.......................       13,504          33,219          19,206           6,387
                                        -----------     -----------     -----------     -----------
     Income (loss) before (provision)
       benefit for income taxes.......      (38,089)        176,025        (131,111)       (330,292)
(PROVISION) BENEFIT FOR INCOME
  TAXES...............................          389         (76,016)         45,431         118,420
                                        -----------     -----------     -----------     -----------
     Net income (loss)................  $   (37,700)    $   100,009     $   (85,680)    $  (211,872)
                                        ===========     ===========     ===========     ===========
NET INCOME (LOSS) PER SHARE...........  $      (.03)    $       .07     $      (.06)    $      (.14)
                                        ===========     ===========     ===========     ===========
WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING.........................    1,500,000       1,500,000       1,500,000       1,500,000
                                        ===========     ===========     ===========     ===========

  The accompanying notes to financial statements are an integral part of these statements.

                         STREICHER MOBILE FUELING, INC.

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                 FOR THE YEARS ENDED JANUARY 31, 1995 AND 1996
            AND THE SIX MONTH PERIOD ENDED JULY 31, 1996 (UNAUDITED)

                                                  ADDITIONAL   UNREALIZED   RETAINED
                                        COMMON     PAID-IN      GAIN ON     EARNINGS
                                         STOCK     CAPITAL     INVESTMENT   (DEFICIT)      TOTAL
                                        -------   ----------   ----------   ---------    ---------
BALANCE, February 1, 1994.............  $15,000    $238,588      $   --     $ 115,917    $ 369,505
  Net loss............................      --           --          --       (37,700)     (37,700)
  Change in unrealized gain on
     investment.......................      --           --       2,335            --        2,335
                                        -------    --------      ------     ---------    ---------
BALANCE, January 31, 1995.............  15,000      238,588       2,335        78,217      334,140
  Net income..........................      --           --          --       100,009      100,009
  Change in unrealized gain on
     investment.......................      --           --       4,737            --        4,737
                                        -------    --------      ------     ---------    ---------
BALANCE, January 31, 1996.............  15,000      238,588       7,072       178,226      438,886
  Net loss (unaudited)................      --           --          --      (211,872)    (211,872)
                                        -------    --------      ------     ---------    ---------
BALANCE, July 31, 1996 (unaudited)....  $15,000    $238,588      $7,072     $ (33,646)   $ 227,014
                                        =======    ========      ======     =========    =========

  The accompanying notes to financial statements are an integral part of these statements.

                         STREICHER MOBILE FUELING, INC.

                            STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED JANUARY 31, 1995 AND 1996 AND
         THE SIX MONTH PERIODS ENDED JULY 31, 1995 AND 1996 (UNAUDITED)

                                                            YEARS ENDED                SIX MONTH PERIODS
                                                            JANUARY 31,                  ENDED JULY 31,
                                                    ---------------------------     ------------------------
                                                       1995            1996           1995           1996
                                                    -----------     -----------     ---------     ----------
                                                                                          (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)...............................  $   (37,700)    $   100,009     $ (85,680)    $ (211,872)
  Adjustments to reconcile net income (loss) to
    net cash provided by (used in) operating
    activities--
    Depreciation and amortization.................      215,502         302,546       148,069        216,397
    Deferred income tax provision.................       64,935         111,488            --             --
    Changes in operating assets and liabilities:
      Accounts receivable.........................     (627,727)     (1,105,160)     (426,093)      (741,432)
      Inventories.................................      (56,074)         (9,119)        9,724            921
      Prepaid expenses and other..................      (62,251)        (14,239)       23,385         57,363
      Due from related parties....................      180,862          85,852       (63,697)       (21,136)
      Other assets................................      (28,920)        (74,055)      (83,196)      (107,002)
      Accounts payable............................      351,815         353,318       176,449        310,945
      Accrued expenses............................      149,466          36,424       (47,403)       (75,009)
      Customer deposits...........................       84,034             640        (2,830)         4,079
                                                      ---------     -----------     ---------     ----------
         Net cash provided by (used in) operating
           activities.............................      233,942        (212,296)     (351,272)      (566,746)
                                                      ---------     -----------     ---------     ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Investment purchases (sales proceeds)...........     (102,924)        (70,432)      (64,408)       109,348
  Purchases of property and equipment.............   (1,477,636)     (1,103,536)     (625,878)      (499,220)
                                                      ---------     -----------     ---------     ----------
         Net cash used in investing activities....   (1,580,560)     (1,173,968)     (690,286)      (389,872)
                                                      ---------     -----------     ---------     ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings under line of credit.............      678,110         768,230       416,062        668,603
  Borrowings under long-term debt.................      905,331       1,009,433       636,009      1,126,004
  Principal payments on long-term debt............     (216,408)       (349,901)     (108,675)      (885,499)
  Principal payments on capital lease
    obligations...................................      (89,755)       (110,132)     (101,337)      (134,653)
                                                      ---------     -----------     ---------     ----------
         Net cash provided by financing
           activities.............................    1,277,278       1,317,630       842,059        774,455
                                                      ---------     -----------     ---------     ----------
DECREASE IN CASH AND CASH EQUIVALENTS.............      (69,340)        (68,634)     (199,499)      (182,163)
CASH AND CASH EQUIVALENTS, beginning of period....      327,482         258,142       258,142        189,508
                                                      ---------     -----------     ---------     ----------
CASH AND CASH EQUIVALENTS, end of period..........  $   258,142     $   189,508     $  58,643     $    7,345
                                                      =========     ===========     =========     ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for --
    Interest......................................  $   172,727     $   326,661     $ 136,952     $  267,926
                                                      =========     ===========     =========     ==========
    Income taxes..................................  $        --     $    53,916     $  35,000     $       --
                                                      =========     ===========     =========     ==========
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES:
  Capital lease obligations.......................  $   147,578     $    96,323     $  96,323     $   20,483
                                                      =========     ===========     =========     ==========
  Unrealized gain on equity investment............  $     2,335     $     4,737     $   4,024     $       --
                                                      =========     ===========     =========     ==========

  The accompanying notes to financial statements are an integral part of these statements.

                         STREICHER MOBILE FUELING, INC.

                         NOTES TO FINANCIAL STATEMENTS
                         JANUARY 31, 1995 AND 1996 AND
                       JULY 31, 1995 AND 1996 (UNAUDITED)
             (ALL AMOUNTS AND RELATED DISCLOSURES APPLICABLE TO THE
         SIX MONTH PERIODS ENDED JULY 31, 1995 AND 1996 ARE UNAUDITED)

(1) NATURE OF OPERATIONS:

     Streicher Mobile Fueling, Inc. (the "Company") was incorporated in October 1996. Streicher Enterprises, Inc. ("Enterprises") will complete a corporate reorganization immediately prior to the closing of the offering discussed in Note (11) which will result in the transfer of the assets, liabilities and operations of Enterprises' Mobile Fueling Division to the Company. Such planned corporate reorganization has been retroactively reflected in the accompanying financial statements. The Mobile Fueling Division began operations in 1983. The Company delivers mechanized mobile fleet fueling and electronic fuel management primarily to customers which operate large fleets of vehicles (such as national courier services, major trucking lines, hauling and delivery services, utilities and governmental agencies). The Company has operations in Florida, Georgia, Tennessee, Southern California and Texas.

     A significant element of the Company's future growth strategy involves the expansion of the Company's business into new markets. Such planned expansion is dependent on achieving the necessary debt and/or equity financing. Without such financing the Company may be required to limit its future growth.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  (a) Basis of Presentation

     The accompanying financial statements include the assets, liabilities and operations of the Mobile Fueling Division of Enterprises on a retroactive basis as if such transfer had occurred at inception of the Mobile Fueling Division. Retained earnings (deficit) represents the cumulative results of the Mobile Fueling Division.

     Included in both revenue and cost of sales in the accompanying statements of operations is federal and state excise taxes. The Company collects such excise taxes from its customers and remits the taxes to the taxing authorities.

  (b) Cash Equivalents

     The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

  (c) Investments

     Investments consist of two certificates of deposit, with a maturity of greater than three months, and a marketable equity security, each reported at market value. One certificate of deposit is collateral for an irrevocable letter of credit issued under an agreement entered into with a vendor, on behalf of a customer, for the issuance of credit instruments to purchase selected products and services. The letter of credit and collateralized certificate of deposit are required until the credit instruments are returned to the vendor for cancellation.

     The equity security is classified as available-for-sale and is presented at market value. The unrealized gain, net of income taxes, is recorded directly as a component of shareholders' equity.

  (d) Accounts Receivable, net

     Accounts receivable are due from companies within a broad range of industries. The Company provides for credit losses based on management's evaluation of collectibility and generally are unsecured.

                         STREICHER MOBILE FUELING, INC.

  (e) Inventories

     Inventories, consisting of gasoline and diesel fuel, are carried at cost, using the moving average method, which approximates the first-in, first-out method.

  (f) Property and Equipment

     Property and equipment is stated at cost less accumulated depreciation and amortization. Ordinary maintenance and repairs are expensed as incurred. Improvements which significantly increase the value or useful life of property and equipment are capitalized. Property and equipment is depreciated or amortized using the straight-line method over the following estimated useful lives:

                                                                           YEARS
                                                                   ---------------------
        Auto.....................................................            5
        Custom trucks............................................           10
        Mobile fuel tanks........................................           25
        Machinery and equipment..................................            5
        Furniture and fixtures...................................           10
        Capital leases and leasehold improvements................  Lesser of lease term or useful life

  (g) Organizational Costs

     Organizational costs relating to the opening of new mobile fueling locations are capitalized and amortized to operations over 5 years. The carrying value of organizational costs totalled $86,250 and $160,833 as of January 31 and July 31, 1996, respectively, and is included in other assets in the accompanying balance sheets.

  (h) Income Taxes

     The Company provides federal and state income taxes at the applicable federal and state statutory rates. Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and the amounts recorded for financial reporting purposes. Income taxes are provided as if the Company had been a separate taxable entity since inception of the Mobile Fueling Division.

  (i) Revenue Recognition

     The Company recognizes revenue at the time services are performed and fuel is delivered.

  (j) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  (k) Fair Value of Financial Instruments

     The Company's financial instruments, primarily consisting of cash and cash equivalents, investments, accounts receivable, borrowings, and accounts payable, approximate fair value due to their short-term nature or interest rates that approximate market.

                         STREICHER MOBILE FUELING, INC.

  (l) Accounting Pronouncements

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ", which requires adoption by the Company in fiscal 1997. SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. The adoption of SFAS No. 121 did not have a material effect on the Company's financial condition or results of operations.

     In October 1995, SFAS No. 123, "Accounting for Stock-Based Compensation", was issued. SFAS No. 123 establishes a fair value method for accounting for stock-based compensation plans either through recognition or disclosure. The Company intends to account for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and, accordingly, will not recognize compensation expense for stock option grants made at an exercise price equal to or in excess of the fair market value at the date of grant. Changes in the accounting for stock-based compensation are optional and the Company intends to adopt only the disclosure requirements of SFAS No. 123 as of January 31, 1997.

  (m) Net Income (Loss) Per Share

     Net income (loss) per share is determined by dividing net income (loss) by the weighted average common shares outstanding. For all periods presented, outstanding common shares reflect the reorganization of Enterprises and initial issuance of stock by the Company as if such reorganization had occurred at inception of the Mobile Fueling Division.

  (n) Unaudited Condensed Interim Financial Statements

     In the opinion of management, the unaudited condensed interim financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the financial position of the Company as of July 31, 1996, and the results of its operations and cash flows for the six month periods ended July 31, 1995 and 1996.

(3) PROPERTY AND EQUIPMENT, NET:

     Property and equipment, net consists of the following:

                                                                   JANUARY 31,      JULY 31,
                                                                      1996            1996
                                                                   -----------     -----------
                                                                                   (UNAUDITED)
Autos, custom trucks and mobile fuel tanks.......................  $2,515,027      $3,000,087
Machinery and equipment..........................................     546,164         559,289
Leasehold improvements...........................................      61,798          61,798
Furniture and fixtures...........................................      34,662          35,697
Capital leases...................................................     577,074         597,557
                                                                    ---------       ---------
                                                                    3,734,725       4,254,428
Less -- accumulated depreciation and amortization................     598,060         794,040
                                                                    ---------       ---------
                                                                   $3,136,665      $3,460,388
                                                                    =========       =========

     The Company is dependent on two manufacturers for its future custom truck and mobile fuel tank purchases. The Company does not have any contracts or written agreements with such manufacturers for the purchase of such equipment in the future.

                         STREICHER MOBILE FUELING, INC.

(4) LINE OF CREDIT:

     As of January 31, 1996, Enterprises owes $1,802,795 under a $2,000,000 line of credit agreement with a bank. As the line of credit is collateralized by assets of the Company and repayment will result from the assets and operations of the Company, such line of credit has been fully allocated to the Company and reflected in the accompanying balance sheets. At various times during and after fiscal 1996, the Company fully borrowed up to the line of credit limit. As of July 15, 1996, the line of credit was increased to $2,700,000. Amounts outstanding under the line of credit at July 31, 1996 total $2,471,398. Interest is payable monthly at 1.5% over the prime rate (10% as of January 31, 1996). Subsequent to January 31, 1996, the maturity of the line of credit was extended from May 1, 1997 to August 1, 1997 and, accordingly, the line of credit borrowings as of January 31 and July 31, 1996 have been reflected as a long-term obligation in the accompanying balance sheets.

     Borrowings under the line of credit are secured by substantially all of the assets of Enterprises and are personally guaranteed by the sole shareholder of Enterprises. Under the terms of the credit agreement, Enterprises is required to comply with certain financial covenants and restrictions, including maintaining a minimum tangible net worth of $375,000 on a consolidated basis. As of January 31, 1996, Enterprises' consolidated tangible net worth exceeded the minimum required, and Enterprises was in compliance with these financial covenants and restrictions. Subsequent to January 31, 1996, Enterprises was not in compliance with the tangible net worth covenant of its line of credit agreement and obtained a waiver from the bank of such covenant through August 1, 1997.

(5) LONG-TERM DEBT:

     Long-term debt of Enterprises has also been fully allocated to the Company at January 31 and July 31, 1996 and consists of the following:



                                                                     JANUARY 31,      JULY 31,
                                                                        1996            1996
                                                                     -----------     ----------
                                                                                     (UNAUDITED)
Commercial loan and promissory notes payable (10.12% weighted average fixed interest rate at January 31, 1996) due in monthly installments with varying maturities from June 1996 through
  September 2000...................................................  $  907,137      $1,149,055
Promissory notes payable (Prime + 2%, 10.5% at January 31, 1996)
  due in monthly installments with varying maturities from February
  1997 through January 2000........................................     591,835         609,728
Promissory notes payable (Prime + 1.5%, 10% at January 31, 1996)
  due in monthly installments through May 1998.....................      89,133          69,827
                                                                     ----------      ----------
Total long-term debt...............................................   1,588,105       1,828,610
Less -- Current portion............................................     471,404         434,206
                                                                     ----------      ----------
Long-term debt, excluding current portion..........................  $1,116,701      $1,394,404
                                                                     ==========      ==========

     The notes payable are collateralized by the vehicles financed by the notes.

                         STREICHER MOBILE FUELING, INC.

     Future principal payments on long-term debt are due as follows as of January 31, 1996:

                             YEAR ENDING JANUARY 31,
                -------------------------------------------------
                1997.............................................  $  471,404
                1998.............................................     582,489
                1999.............................................     362,963
                2000.............................................     152,269
                2001.............................................      18,980
                                                                   ----------
                                                                   $1,588,105
                                                                   ==========

(6) CAPITAL LEASE OBLIGATIONS:

     Enterprises leases certain equipment and trucks utilized by the Company which are also fully allocated to the Company and are accounted for as capital leases. The following is a schedule by year of future minimum lease payments under such capital leases together with the present value of minimum lease payments as of January 31, 1996:

                             YEAR ENDING JANUARY 31,
        ------------------------------------------------------------------
        1997..............................................................  $167,359
        1998..............................................................   146,516
        1999..............................................................   126,398
        2000..............................................................    39,935
        2001..............................................................     2,041
                                                                            --------
        Total minimum lease payments......................................   482,249
          Less: Amounts representing interest.............................    97,242
                                                                            --------
        Present value of minimum lease payments...........................   385,007
          Less: Current portion...........................................   131,766
                                                                            --------
        Long-term portion.................................................  $253,241
                                                                            ========

(7) RELATED PARTY TRANSACTIONS:

     The Company engages in certain transactions with Enterprises, certain of Enterprises' other subsidiaries and Enterprises' shareholder. Amounts due to the Company from Enterprises and certain of Enterprises' subsidiaries totalled $32,298 as of January 31, 1996. Amounts due to another subsidiary of Enterprises totalled $18,303 as of January 31, 1996. Interest income in fiscal 1996 includes $15,769 relating to a receivable from Enterprises. Rent expense is paid to the shareholder of Enterprises totalling $63,600 for the year ended January 31, 1996.

     The Company has operating leases with Enterprises that expire in July 2014 and August 2015. Total rent expense for these properties will be approximately $64,000 for each of the next five years and approximately $821,000 thereafter.

     The Company paid $22,585 to its minority shareholder for consulting services rendered for the year ended January 31, 1996. In June 1996, the Company entered into a consulting agreement with its minority shareholder for $10,000 per month which expires in May 1998. The consulting agreement can be terminated by either the Company or consultant at any time upon written notice.

(8) INCOME TAXES:

     Income taxes are determined for the Company as if it were a separate tax paying entity. As of January 31, 1996, NOL carryforwards for income tax purposes of approximately $300,000, which expire between fiscal

                         STREICHER MOBILE FUELING, INC.

years ending 2009 through 2011, and alternative minimum tax credit ("AMT") carryforwards of approximately $87,000, which do not expire, are available for utilization by the Company through a tax sharing agreement with Enterprises. Deferred income tax liabilities consisting primarily of the tax effect of accelerated depreciation for income tax purposes, are offset against deferred income tax assets which consist primarily of the tax effect of the NOL and AMT carryforwards.

     The (provision) benefit for income taxes consists of the following for the years ended January 31, 1995 and 1996:

                                                                  1995         1996
                                                                --------     ---------
        Federal...............................................  $    332     $ (64,906)
        State.................................................        57       (11,110)
                                                                --------     ---------
                                                                $    389     $ (76,016)
                                                                ========     =========
        Current...............................................  $ 65,324     $  35,472
        Deferred..............................................   (64,935)     (111,488)
                                                                --------     ---------
                                                                $    389     $ (76,016)
                                                                ========     =========

     The Company's (provision) benefit for income taxes differs from the expected income tax (provision) benefit derived by applying the federal statutory rate of 34% to income (loss) before (provision) benefit for income taxes for the years ended January 31, 1995 and 1996 as follows:

                                                                   1995         1996
                                                                 --------     --------
        Expected (provision) benefit for income taxes at
          statutory federal income tax rates...................  $ 12,950     $(59,849)
        State income taxes.....................................        38       (7,333)
        Nondeductible expenses.................................   (12,599)      (8,834)
                                                                 --------     --------
        Actual (provision) benefit for income taxes............  $    389     $(76,016)
                                                                 ========     ========

(9) MAJOR CUSTOMERS:

     Revenue from one major customer (representing over 10% of revenue) was approximately $2,464,000 in fiscal 1995 and $3,071,000 in fiscal 1996. For the six month period ended July 31, 1996 the Company had revenue from the aforementioned major customer and one other major customer of approximately $1,493,000 and $1,904,000, respectively.

(10) COMMITMENTS AND CONTINGENCIES:

     In addition to the operating leases for property owned by the shareholder of Enterprises discussed in Note 7, the Company has other operating leases that expire in January and June 1997. Rent expense under these operating leases for the fiscal years ended 1995 and 1996 was approximately $20,000 and $40,000, respectively. Remaining payments relating to these properties are approximately $6,800.

     The Company's operations are affected by numerous federal, state and local laws, including those relating to protection of the environment and worker safety. The transportation of gasoline and diesel fuel is subject to regulation by various federal, state and local agencies, including the U.S. Department of Transportation. These regulatory authorities have broad powers, and the Company is subject to regulatory and legislative changes that can affect the economics of the industry by requiring changes in operating practices or influencing the demand for, and the cost of providing, its services. The Company is also subject to the rules and regulations of the Hazardous Materials Transportation Act. In addition, the Company depends on the supply of gasoline and

                         STREICHER MOBILE FUELING, INC.

diesel fuel from the oil and gas industry and, therefore, is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry generally. The Company cannot determine the extent to which its future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations.

     The technical requirements of these laws and regulations are becoming increasingly expensive, complex and stringent. These laws may impose penalties or sanctions for damages to natural resources or threats to public health and safety. Such laws and regulations may also expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. Certain environmental laws provide for joint and several liability for remediation of spills and releases of hazardous substances. In addition, companies may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources.

     Although the Company believes that it is in substantial compliance with existing laws and regulations, there can be no assurance that substantial costs for compliance will not be incurred in the future. Moreover, it is possible that other developments, such as stricter environmental laws, regulations and enforcement policies thereunder, could result in additional, presently unquantifiable, costs or liabilities to the Company.

(11) SUBSEQUENT EVENTS:

     In October 1996, the articles of incorporation authorized the issuance of 1,000,000 shares of "blank check" preferred stock with such designations, rights and preferences as may be determined by the Board of Directors of the Company.

     In October 1996, the Company adopted a stock option plan (the "Plan") under which 100,000 shares of common stock are reserved for issuance. The Plan provides for granting both incentive stock options and nonqualified stock options. To date, no options have been granted under the Plan.

     In October 1996, the Company approved the initial public offering of securities of the Company, including 1,000,000 shares of common stock and 1,000,000 redeemable common stock purchase warrants, as described in this prospectus.

     The Company intends to enter into an employment agreement with Stanley H. Streicher, the majority shareholder, effective upon completion of this initial public offering, pursuant to which Mr. Streicher will serve as President and Chief Executive Officer of the Company. The term of the agreement is five years. The term of this agreement will automatically renew for two successive two-year terms, unless notice of termination is given prior to a renewal period. The agreement provides that Mr. Streicher shall receive an initial annual base salary of $275,000, subject to cost-of-living increases; and he will be eligible to participate in a bonus pool which will provide him additional compensation of up to ten percent of the Company's pre-tax earnings.

     The agreement provides that if Mr. Streicher's employment is terminated as a result of his death or disability, he or his estate will receive for a period of six months his base salary in effect as of the date of termination and a prorated amount of any bonuses. The agreement also provides that in the event Mr. Streicher's employment is terminated "without cause" or for "good reason," Mr. Streicher will receive, in addition to any salary, bonus and other compensation accrued through the date of termination, a lump sum equal to the greater of the full amount of salary, bonuses and other compensation due under the agreement for the remainder of the term and three times the then-existing salary and most recent annual bonus. The agreement further provides that Mr. Streicher will not compete with the Company while employed by the Company and for a period of two years following termination of employment. In the event that his employment is terminated without cause, as a result of his death or disability, or upon a change of control (as

                         STREICHER MOBILE FUELING, INC.

defined in the employment agreement), all options to purchase common stock held by Mr. Streicher shall become immediately exercisable.

     The agreement further provides Mr. Streicher with stock options that will enable him to acquire up to an aggregate of 1,000,000 shares of Common Stock at the initial offering price of the Company following the closing of this offering. The exercise of the stock options is contingent upon the Company achieving either a specified earnings per share level or a specified stock price level (the "performance threshold"), for the corresponding fiscal year-end. Commencing with fiscal year-ended January 31, 1997 and at each of the five fiscal year ends thereafter, provided the performance threshold is met, 200,000 of such options will become exercisable at an exercise price equal to the initial public offering price. Regardless of the Company's performance, all of the stock options granted to Mr. Streicher shall vest and become exercisable ten years from the date of the grant.

------------------------------------------------------
------------------------------------------------------

     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH AND INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER, OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

                               ------------------

                               TABLE OF CONTENTS

Prospectus Summary....................    2
Risk Factors..........................    5
Use of Proceeds.......................   14
Dilution..............................   15
Capitalization........................   16
Dividend Policy.......................   16
Selected Financial Data...............   17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   18
Business..............................   21
Management............................   27
Principal and Selling Shareholder.....   30
Certain Transactions..................   30
Description of Securities.............   30
Shares Available for Future Sale......   33
Underwriting..........................   34
Legal Matters.........................   36
Experts...............................   37
Available Information.................   37
Financial Statements..................  F-1

                               ------------------
     Until             , 1996 (25 days after the date of this Prospectus), all
dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                STREICHER MOBILE
                                 FUELING, INC.

                              1,000,000 SHARES OF
                                  COMMON STOCK

                                      AND

                              1,000,000 REDEEMABLE
                             COMMON STOCK PURCHASE
                                    WARRANTS
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                         ARGENT SECURITIES, INC. (LOGO)

                                ATLANTA, GEORGIA

                                 (404) 237-1234
                            ------------------------
                               October __ , 1996

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company has authority under Section 607.0850 of the Florida Business Corporation Act to indemnify its directors and officers to the extent provided for in such statute. The Company's Amended and Restated Articles of Incorporation provide that the Company shall indemnify and may insure its officers and directors to the fullest extent permitted by law.

     The provisions of the Florida Business Corporation Act that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of criminal laws, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (b) deriving an improper personal benefit from a transaction, (c) voting for or assenting to an unlawful distribution and (d) willful misconduct or conscious disregard for the best interests of the Company in a proceeding by or in the right of the Company to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the federal securities laws.

     The effect of the foregoing is to require the Company to indemnify the officers and directors of the Company for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table itemizes expenses to be incurred by the Company in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions.

    Securities and Exchange Commission registration fee.......................  $  6,806
    NASD filing fee...........................................................     2,746
    Nasdaq listing fee........................................................     7,725
                                                                                  ------
    Printing expenses.........................................................    65,000
                                                                                  ------
    Accounting fees and expenses..............................................   125,000
                                                                                  ------
    Legal fees and expenses...................................................    85,000
                                                                                  ------
    Fees and expenses (including legal fees) for qualifications under state
      securities laws.........................................................    25,000
                                                                                  ------
    Miscellaneous.............................................................    38,000
                                                                                  ------
              Total*..........................................................  $355,277
                                                                                  ======

     * All amounts except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq listing fee are estimated. The Company intends to pay all expenses of registration with respect to shares being sold by the Selling Shareholder pursuant to the Underwriters' over-allotment, with exception of underwriting discounts and commissions.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

     Upon completion of the Offering described in the Prospectus included in this Registration Statement, the Company will issue 1,500,000 shares of Common Stock to Streicher Enterprises, Inc. in consideration of the transfer to the Company of Streicher Enterprises, Inc.'s mobile fueling operations. Such shares will be issued pursuant to the exemption set forth in Section 4(2) of the Securities Act.

ITEM 27. EXHIBITS.

   EXHIBIT
   NUMBER
-------------
     1   --   Form of Underwriting Agreement*
   3.1   --   Articles of Incorporation*
   3.2   --   ByLaws*
   4.1   --   Specimen Common Stock Certificate**
   4.2   --   Specimen Redeemable Warrant Certificate**
   4.3   --   Form of Underwriters' Warrant**
   4.4   --   Form of Warrant Agreement**
   5.1   --   Opinion of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A. as to the
              validity of the securities to be registered**
  10.1   --   Employment Agreement dated ________ , 1996, between the Company and Stanley H.
              Streicher**
  10.2   --   Stock Option Plan**
  23.1   --   Consent of Arthur Andersen LLP, Independent Certified Public Accountants*
  23.2   --   Consent of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A. (contained in Exhibit 5.1).**
  27.1   --   Financial Data Schedule for period ended July 31, 1996 (for SEC use only).*
  27.2   --   Financial Data Schedule for period ended January 31, 1996 (for SEC use only).*

---------------

 * Filed herewith.
** To be filed by amendment.

ITEM 28. UNDERTAKINGS.

     The undersigned Company hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Company hereby undertakes:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of the registration statement as of the time it was declared effective; and

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ft. Lauderdale, State of Florida, on the 18th day of October, 1996.

                                        STREICHER MOBILE FUELING, INC.

                                        By: /s/ Stanley H. Streicher
                                            ----------------------------------
                                            Stanley H. Streicher, President and
                                            Chief Executive Officer

     In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

                 SIGNATURES                               TITLE                   DATE
---------------------------------------------  ------------------------------------------------
/s/ Stanley H. Streicher                       President, Chief Executive      October 18, 1996
------------------------------------
Stanley H. Streicher                           Officer and Director

/s/ Kenneth C. Day                             Controller, Chief Financial      October 18, 1996
------------------------------------           Officer (principal
Kenneth C. Day                                 financial officer and
                                               principal accounting
                                               officer)